Exhibit 99.1

POWERBANK CORPORATION

(FORMERLY SOLARBANK CORPORATION)

Management’s Discussion and Analysis

For the Three and Six Months Ended December 31, 2025

Contact Information :
PowerBank Corporation
505 Consumers Road, Suite 803
Toronto, ON M2J 4V8
Contact Person: Mr. Sam Sun, CFO
Email: info@powerbankcorp.com

Management's Discussion and Analysis

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Management’s Discussion and Analysis (“MD&A”) comments on the financial performance and financial condition of PowerBank Corporation (“PowerBank” or the “Company”) for the three and six months ended December 31, 2025. This MD&A is presented as of February 12, 2026 and was reviewed and approved by our Board of Directors (the “Board”).

Unless otherwise stated or the context otherwise indicates, all references to “PowerBank”, the “Company”, “we”, “us” or “our” refer to PowerBank Corporation together with our subsidiaries, on a consolidated basis. This MD&A also refers to our fiscal years. Our fiscal year commences on July 1st of each year and ends on June 30th of the following year. Our current fiscal year, which will end on June 30, 2026, is referred to as “Fiscal 2026” or similar words. Our previous fiscal year, which ended on June 30, 2025, is referred to as “Fiscal 2025” or similar words. Other fiscal years are referenced by the applicable calendar year during which the fiscal year ends.

The information in this MD&A should be read in conjunction with: (i) the Company’s unaudited condensed consolidated interim financial statements for the three and six months ended December 31, 2025, which have been prepared in accordance IAS 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”); (ii) the Company’s audited annual consolidated financial statements for the years ended June 30, 2025 and 2024, along with the related notes thereto, which have been prepared in accordance with IFRS® Accounting Standards (“IFRS”) as issued by the IASB; and (iii) the Company’s MD&A for the years ended June 30, 2025 and 2024 (the “Annual MD&A”).

Additional information relating to PowerBank, including our most recently filed Annual Information Form (“AIF”), can be found on SEDAR+ at www.sedarplus.ca. All amounts are in thousands of Canadian dollars except where otherwise indicated and per share amounts.

Overview

Business Profile

PowerBank Corporation is incorporated in Ontario, Canada with its registered office located at 199 Bay Street, Suite 4000, Toronto, Ontario M5L 1A9 and head office located at 505 Consumers Road, Suite 803, Toronto, Ontario, M2J 4V8. The Company was originally founded in Canada in 2013 as Abundant Solar Energy Inc, and in 2017 established a 100% owned U.S. subsidiary, Abundant Solar Power Inc., to meet the demand for renewable energy in both countries. The Company changed its name from Abundant Solar Energy Inc. to SolarBank Corporation on October 7, 2022 and had another name change to PowerBank Corporation on July 23, 2025.

The Company commenced trading its common shares on the Canadian Securities Exchange (the “CSE”) under the symbol “SUNN” on March 2, 2023. On February 14, 2024, the Company migrated its listing to Cboe Canada Exchange Inc. under the existing trading symbol “SUNN”. On April 8, 2024, the Company’s common shares commenced trading on the Nasdaq Global Market (“Nasdaq”) under the symbol “SUUN”.

The Company operates in the growing renewable energy sector that specializes in delivering solar and other renewable energy power plants in Canada and the United States of America. Throughout its years in business, the Company has worked to provide safe, reliable and low-cost solar and battery energy storage power plants that would generate solar renewable electricity to: (a) address the growing requirements for jurisdictions to reduce carbon emissions in the form of Solar Renewable Energy Credits (“SREC”) and other environmental attributes; (b) provide a cost competitive alternative to conventional electricity generation to further decarbonize the electricity grid; and (c) enhance grid reliability via its distributed generation projects.

As an established independent renewable and clean energy project developer and asset operator, the Company is engaged in the site origination, development, engineering, procurement and construction (“EPC”), operation and maintenance (“O&M”), and asset management of solar power plants and battery energy storage system (“BESS”) , whether electricity grid interconnected or behind-the-meter (“BTM”) projects on roofs of commercial and/or industrial buildings, or ground-mount projects, community-scale or utility-scale in size.

The Company continues to shift its business model from a “develop to sell” strategy to the ownership of renewable projects as an Independent Power Producer (“IPP”). The Company focuses on organic growth and also pursues M&A opportunities.

2

Management's Discussion and Analysis

Development of the Business

USA

The Company is focused on its key markets in New York, Pennsylvania, Maryland and California. In New York, the Company’s 3.7 megawatts of direct current (“MW DC”) project has reached Permission to Operate (“PTO”) in July 2025. Three projects for Honeywell and four projects for Qcells, totaling 48 MW are expected to reach PTO within the next 12 months. Approximately 60 projects are under utility interconnection studies and/or permitting in the US and Canada, with approximately 20 distributed generation projects having secured positive interconnection studies in New York State alone. In addition, the Company is working on site origination for further potential renewable and alternative energy projects.

Community solar and BESS projects rely on state-level polices, legislation, regulations, and economics along with federal tax incentives to meet hurdle requirements. The Company is monitoring certain potential markets such as Illinois, Pennsylvania, Michigan, Ohio and Virginia where legislation for community solar programs has been passed or is being proposed. In Pennsylvania, the development of the community solar projects will be subject to the final approval of House Bill 1842 by the State government of Pennsylvania.

The company is monitoring development opportunities for utility scale solar and/or BESS projects in various jurisdictions in the US, including New York State, Texas, Arizona, New Mexico, Nevada, Illinois and California for both organic development and M&A opportunities, with several potential project sites under site control via a binding land lease. Attractive unit-level economics, favorable permitting regimes, and feasible interconnection timelines contribute to a strong business case for certain utility-scale opportunities. Typically, utility-scale projects rely on corporate power purchase agreements to enable project financing.

On December 22, 2025, the Company announced the sale of three community solar projects located in New York State—Elmira, Jordan Road 1, and Jordan Road 2 (the “Solar Advocate Projects”)—to Solar Advocate Development LLC (“Solar Advocate”) for total consideration of approximately US$41 million. The Solar Advocate Projects represent an aggregate generation capacity of 16.87 MW and had achieved key development milestones, including executed interconnection agreements and receipt of all required local permits. Concurrent with the project sale, the Company entered into an EPC agreement dated December 19, 2025, pursuant to which the Company will continue to construct the projects through to commercial operation. The transaction reflects the Company’s strategy of selectively monetizing development-stage assets under favorable market conditions while maintaining EPC execution capabilities and redeploying capital to support the growth of its IPP portfolio.

Each EPC agreement for the Solar Advocate Projects includes a corresponding guarantee agreement entered into between Solar Advocate and the Company that provides that Solar Advocate shall have, if it is not satisfied with its due diligence, the absolute and unconditional right to sell, transfer, convey or assign any or all of the Solar Advocate Projects back to the Company (“Sell-Back Right”) without incurring any further liabilities by providing written notice to Company at any time within 60 days of December 19, 2025. If any EPC agreement is terminated, the Company will not achieve the transaction value and will required to return any funds that have been received associated with the terminated Solar Advocate Project.

Canada

The Company finished the construction on a 1.4MW DC rooftop solar project in Alberta in Q2 FY2026 and the project reached Commercial Operation Date (“COD”). In addition, the Company has more than ten solar projects in Nova Scotia going through utility interconnection studies and doing development work. The company is actively developing potential projects in Ontario, Alberta, and Nova Scotia.

In addition to its to providing operation and maintenance services of solar projects, the Company is developing solutions to assist the real estate sector to achieve net zero greenhouse gas emissions by focusing on small Feed-in-Tariff (“FIT”) rooftop and ground mount solar projects.

With the acquisition of Solar Flow-Through Funds Ltd. (“SFF”), including its pipeline of BESS projects, on July 8, 2024, the Company became the owner of the three separate BESS projects in Ontario.

The BESS projects were awarded as part of a procurement process with the Ontario IESO (Independent Electricity System Operator) known as “E-LT1”. The SFF 06 project commenced construction during February 2025 and has a targeted COD of February 2026, while the remaining two projects (903 and OZ-1) have an uncertain project schedule due to permitting delays. Each BESS project is expected to operate under a long-term contract with guaranteed capacity payments from the IESO, provided all contract obligations are met. The BESS projects will also earn revenue from the energy and ancillary markets in Ontario. Each has a 4.74 MW discharge capacity with a four-hour duration using lithium-iron-phosphate technology.

With the acquisition of SFF, the Company is now responsible for securing the permits and financing required to complete the construction of the BESS projects. In November 2024, the Company secured financial closing of a combined project loan in a principal amount of $25.8 million for two of the three BESS projects. In December 2025, the credit agreement was amended to increase the total credit commitment to 28.1 million. The Company remains in discussion with a project finance lender for the financing for the third BESS project.

3

Management's Discussion and Analysis

The 903 project remains in the permitting process and commencement of construction remains subject to the receipt of final permits. In particular, in order to proceed with construction of the 903 project an Official Plan Amendment and Zoning By-law Amendment (“OPA/ZBA”) are required from the Town of Armour, Ontario. On November 8, 2022 the 763 ProjectCo received a Municipal Support Resolution, which was unanimously approved by the council for the Town of Armour. However, the OPA/ZBA have been delayed as a result of certain public opposition and the council’s evaluation of how to respond to such opposition. A delay in obtaining the necessary OPA/ZBA means that 763 ProjectCo may not be able to commence construction on the originally planned timeline and delaying construction means that achieving commercial operation on or before April 2026 will be delayed. At a council meeting for the Town of Armour held on January 13, 2026, the council voted against the approval of the OPA/ZBA due to public opposition. The Company has appealed this decision to the Ontario Land Tribunal (“OLT”). The timing of any resolution is uncertain. Following OPA/ZBA approval, ProjectCo will still need to obtain Site Plan Approval, Planning Act consent, and a building permit before construction can begin. In order to extend the deadline for commercial operation under the E-LT1 contract for the project, 763 ProjectCo has sent the IESO a notice of potential force majeure event due to the OPA/ZBA delay. The timing of the issuance of the OPA/ZBA and its impact on project schedule remains uncertain.

The OZ-1 Project does not have a project loan and it is also in the permitting process. Commencement of construction remains subject to the receipt of financing and final permits. In particular, in order to proceed with construction of the OZ-1 project an OPA/ZBA are required from the Municipality of Arran-Elderslie, Ontario. The Company submitted an application to the Municipality of Arran-Elderslie for Site Plan Approval on February 26, 2025, related to the proposed BESS and made an application for consent to establish a long-term lease on lands where the OZ-1 Project is located (the “OZ-1 Consent”). The application for the OZ-1 Consent was made in the context of Section 50(3) of the Planning Act (Ontario) to permit a lease on the lands where the OZ-1 Project is located for a period longer than 21 years. On July 29, 2025, the County of Bruce provisionally approved Consent Application B-2024-075, subject to seven (7) conditions. Certain conditions were overly broad in scope and application, lack certainty, and are not reasonable. As a result, the Company appealed the decision on the OZ-1 Consent to the OLT. The OLT hearing occurred on January 30, 2026 and the OZ-1 Consent with revised conditions acceptable to the Company was approved. The Company will now continue with the final permitting process with the County of Bruce. A delay in obtaining the necessary permits means that OZ-1 Project may not be able to commence construction on the originally planned timeline and delaying construction means that achieving commercial operation on or before April 2026 will be delayed. In order to extend the deadline for commercial operation under the E-LT1 contract for the project, the Company has sent the IESO a notice of potential force majeure event due to the delay. The timing of the issuance of the required permits and its impact on project schedule remains uncertain.

As a result of permitting delays, the Company and its battery storage systems supplier (the “Supplier”) agreed to terminate the contracts for OZ-1 on mutually agreeable terms. Once permitting certainty is achieved for OZ-1, the Company will either re-enter into agreements with the Supplier or pursue an alternative supplier. A termination arrangement has now been concluded pursuant to which the parties agreed to terminate the OZ-1 equipment supply and long-term service agreements, with PowerBank relinquishing all rights and obligations. The Supplier will retain possession and property of the systems originally allocated to OZ-1, and PowerBank paid the Supplier a termination fee of $475,000 along with a reimbursement of certain retrofit costs in the amount of $100,000, in addition to any amounts due for services performed to date. As part of the settlement, the outstanding OZ-1 accounts payable of approximately $4.1 million were released, in addition, $3.1 million of the amount previously paid to the Supplier was applied to project 903 and SFF 06, reducing the related project payables. Final completion deadlines for the remaining projects are also being adjusted. PowerBank paid $512,000 for an extended warranty for the SFF 06 and 903 projects.

Acquisitions

On March 20, 2024, the Company entered into a definitive agreement with SFF to acquire all of the issued and outstanding common shares of SFF through a plan of arrangement for an aggregate consideration of up to 5,859,561 common shares of PowerBank (“PowerBank Shares”) for an aggregate purchase price of $41.8 million. The Company acquired the remaining shares issued and outstanding, representing 84.18%, for consideration valued at $45 million as of the date of the agreement. The number of PowerBank Shares was determined using a 90-trading day volume weighted average trading price as of the date of the Agreement which is equal to $7.14 (the “Agreement Date VWAP”). The primary reason for the business combination was for the Company to acquire SFF’s 70 operating solar power sites, along with its pipeline of battery energy storage system (“BESS”) projects and electric vehicle charging stations. The Company closed the acquisition of SFF on July 8, 2024.

The consideration for the SFF Transaction consisted of an upfront payment of approximately 3,575,632 PowerBank Shares and a contingent payment representing up to an additional 2,283,929 PowerBank Shares that will be issued in the form of contingent value rights (“CVRs”). The PowerBank Shares underlying the CVRs will be issued once the final contract pricing terms have been determined between SFF, the Ontario IESO and the major suppliers for the SFF BESS portfolio and the binding terms of the debt financing for the BESS portfolio have been agreed (the “CVR Conditions”). On satisfaction of the CVR Conditions, the independent valuator shall revalue the BESS portfolio and PowerBank shall then issue PowerBank Shares having an aggregate value that is equal to the lesser of (i) $16.31 million and (ii) the final valuation of the BESS portfolio determined by the independent valuator, plus the sale proceeds of any portion of the BESS portfolio that may be sold, in either case divided by the Agreement Date VWAP. The maximum number of additional shares issued for the CVRs will be 2,283,929 PowerBank Shares. As at the date of this Management’s Discussion and Analysis, the Company has not issued any PowerBank Shares related to CVRs.

The SFF acquisition continues the Company’s strategy of creating value for all stakeholders by growing its portfolio of cash-generating independent power producer assets. The Company will also expand into ownership of battery energy storage projects and electric vehicle charging stations, both are key components of net zero energy transition.

4

Management's Discussion and Analysis

CIM Transaction

On May 6, 2025 the Company announced that CIM Group (“CIM”), a real estate and infrastructure owner, operator, lender and developer, and the Company have entered into a Mandate Letter providing for up to US$100 million in project based financing for a portfolio of 97 MW of solar power projects located in the United States (the “CIM Transaction”). The CIM Transaction will be structured as a preferred equity investment into a newly formed entity (“New HoldCo”) that will be a joint venture between CIM and Abundant Solar Power Inc. (“ASP”), a wholly-owned subsidiary of PowerBank. No shares or other securities of PowerBank will be issued in connection with the CIM Transaction.

CIM shall acquire non-convertible preferred equity interests in New HoldCo (the “CIM Equity”). Pursuant to a membership interest purchase agreement to be entered into by New HoldCo and ASP, New HoldCo will purchase the membership interests of identified project companies that wholly own 97 MW of power generating capacity (the “CIM Portfolio” or the “CIM Projects”) directly or indirectly from ASP, subject to the satisfaction of customary conditions precedent. New HoldCo would advance 20% of the purchase price for each CIM Project at mechanical completion of such CIM Project, and 80% at substantial completion of such CIM Project.

Each CIM Project is anticipated to sell investment tax credits (“ITCs”) to one or more creditworthy third-party buyers pursuant to one or more tax credit transfer agreements in accordance with the requirements of Section 6418 of the Internal Revenue Code of 1986, as amended (the “Code” and each a “TCTA”).

CIM shall receive a coupon, payable semi-annually, equal to 3% (annually) of the aggregate investment and, subject to certain distributions detailed below, the remainder of the cashflow generated from the CIM Portfolio shall be distributed to ASP. CIM shall retain 100% of the TCTA sales. In the event of liquidation, casualty or similar condemnation event the proceeds shall be distributed based on prior contributions of the parties. New HoldCo has the right to redeem the CIM Equity based on the greater of fair market value or a multiple of invested capital beginning 180 days after the fifth anniversary of the date the last CIM Project is placed in service (the “Call Option”). If the Call Option is not exercised, CIM has the right to require a redemption of the CIM Equity at the lower of fair market value or a multiple of invested capital.

There are several risks associated with the CIM Transaction and development of the CIM Projects. The development of any project is subject to receipt of interconnection approval, receipt of a community solar contract, required permits, the continued availability of third-party financing arrangements for the Company and the risks associated with the construction of a solar power project. In addition, governments may revise, reduce or eliminate incentives and policy support schemes for solar power, which could result in future projects no longer being economic. The CIM Transaction is subject to the execution of definitive documentation setting out all of the representations, warranties, covenants and conditions precedent associated with the CIM Transaction and as of the date of this MD&A such documentation had not been executed. CIM and the Company remain in negotiations regarding the final structure of this financing and the provision of financing to advance the projects to mechanical completion. There is a risk that definitive documentation may not be executed or that the conditions precedent to the CIM Transaction are not satisfied. In such case, no funding will be advanced under the terms of the CIM Transaction. PowerBank will also need to secure the financing required to develop the CIM Projects to mechanical completion and substantial completion, as prior to such milestone none of the funding from the CIM Transaction will be available.

Recent Developments

During and up to the date of this MD&A, the Company achieved the following business objectives in Fiscal 2026:

●	On February 12, 2026, PowerBank announced a definitive subscription agreement for a strategic investment of US$500,000 by PowerBank into Orbit AI. PowerBank maintains an option to increase its stake through an additional investment of US$500,000 within the next 12 months. Orbit AI’s Chief Financial Officer is related to PowerBank’s CEO and Director, Dr. Richard Lu. Dr. Lu has disclosed this relationship to the PowerBank’s Board of Directors and abstained from voting on the approval of this transaction.
●	On December 31, 2025, the Company announced that it and its subsidiaries have entered into a loan agreement with NY Green Bank (“NYGB”), a division of the New York State Energy Research and Development Authority (NYSERDA), a state-sponsored specialized fund that invests in New York State’s clean energy markets, for a revolving credit facility to provide US$8 million (the “NYGB Loan”) for the interconnection deposit for a portfolio of 50 MW of distributed solar power and battery energy storage projects in New York State. The Company will add projects to the portfolio beyond the initial 50 MW as they are ready. The deposits are refundable if the project does not reach commercial operation. Due to the refundability of the deposits, the NYGB Loan provides a key revolving source of capital that allows PowerBank to execute on its development pipeline. As projects are monetized or reach commercial operation, PowerBank will be able to redeploy the proceeds of the NYGB Loan for additional projects. The material terms of the NYGB Loan are as follows:

◌	the NYGB Loan will be advanced against payment of interconnection deposit payments to local utilities in New York in connection with the projects;

◌	initial principal amount is up to US$8 million, provided that NYGB Loan in its discretion may increase the principal amount to up to US$12 million;

◌	no shares are issuable in connection with the NYGB Loan; and

◌	the NYGB Loan is secured against the assets associated with the projects and the Company has provided a guarantee of payment.

5

Management's Discussion and Analysis

●	On December 2, 2025 the Company announced the execution of equipment procurement agreements for 15 late-stage distributed solar and energy storage projects (the “NY Projects”) across New York state through its wholly owned subsidiaries. The NY Projects are expected to bring approximately 67 MW DC of solar and 11 MWh of energy storage to the State. This procurement is expected to enable the NY Projects to remain eligible for United States federal Investment Tax Credits for energy projects under the One Big Beautiful Bill Act of 2025 (“OBBBA”). The NY Projects will have met the IRS Physical Work Test prior to the July 4, 2026 deadline under the United States OBBBA. The value of the Investment Tax Credits associated with the NY Projects being harbored safely through this procurement is estimated at US$65 million, while the total construction value of the portfolio is estimated at US$168 million. The OBBBA, signed into law on July 4, 2025, specifies that the Section 48E Investment Tax Credit for solar facilities will be phased out, and projects which have begun construction on or before July 4, 2026, will remain eligible for the tax credits. For 14 of the 15 NY Projects, the Company has secured positive interconnection studies with the local utility. The Company has been working to complete the permitting process and secure the necessary financing for the construction of the NY Projects. PowerBank has the option to continue as the owner on some or all of the NY Projects and intends on delivering the full EPC scope for the NY Projects whether it retains ownership or not. The NY Projects range in size from 500 kW DC to 7 MW DC for distributed solar, and 1.2 to 8 MWh for battery energy storage systems. The combined power from the 15 NY Projects could power approximately 7,500 homes in the State. Once completed, the NY Projects will be operated as either community solar or net-metered projects.

●	In November 2025, the Company entered into a Collaboration Framework Agreement with Smartlink AI Limited dba Orbit AI (“Orbit AI”). Orbit AI is developing DeStarlink, the first decentralized low-Earth-orbit network for global connectivity, and DeStarAI, a suite of orbital AI data centers powered by solar arrays and naturally cooled in space. Together, these systems form the Orbital Cloud, a unified infrastructure layer designed to enable sovereign, censorship-resistant connectivity and in-orbit compute services. Through its collaboration with Orbit AI, PowerBank intends to contribute advanced solar energy systems and adaptive thermal control solutions. PowerBank’s contribution focuses on solar power and adaptive thermal technologies essential to future satellite’s “Execution Layer.”

●	In November 2025, the Company announced that its operational 3.79 MW Geddes Solar Power Project (the “Geddes Project”) in New York State has received its Commercial Operation Payment of US$1.47 million through the New York State Energy Research and Development Authority NY-Sun Program. The Geddes Project qualified for the Megawatt Block, Community Adder, and Landfill/Brownfield Adder under the program. The Geddes Project is also expected to receive an additional US$245 thousand through the Inclusive Community Solar Adder.

●	In October 2025, the Company announced an update on its 2.6 MW Elmira ground-mount solar project in upstate New York has secured site control. The project has secured several municipal approvals, including site plan approval and special use permit. The project has also received a negative declaration under the State environmental quality review act, and, subject to the receipt of financing, is able to begin construction before the end of the calendar year. The Company will continue to work to complete the permitting process and secure the necessary financing for the construction of the project.

●	In October 2025, the Company announced its 1.76 MW Hemlock Hill ground-mount solar project in upstate New York has secured site control. The Company will continue to work to complete the permitting process and secure the necessary financing for the construction of the project.

●	In October 2025, the Company announced that executed lease and power purchase agreements with the New York State Division of Military and Naval Affairs (“DMNA”) for the development of a portfolio of ground mount, rooftop and parking canopy solar power projects and battery energy storage systems with a cumulative total of 20 MW DC. PowerBank intends to develop, finance and construct the projects, which include a combination of behind-the-meter systems and community solar projects on land owned by the DMNA. Once operational, the clean energy generated by the projects will be sold to the DMNA under long term power purchase agreements that have an initial term of 20 years or will be sold to local residents through community solar subscriptions. The Company will continue to work to complete the permitting process and secure the necessary financing for the construction of the project.

●	In October 2025, the Company announced it has executed a lease agreement on a 6.9 MW DC ground-mount solar power project known as the NY-Crawford Rd project in the Capital District, New York. The Company will continue to work to complete the permitting process and secure the necessary financing for the construction of the project.

●	In September 2025, the Company announced the project Jordan Rd (1&2) have secured all required municipal approvals, including variances, site plan approval and special use permit. The Company will continue to work to complete the permitting process and secure the necessary financing for the construction of the project.

●	In September 2025, the Company announced its 2.8 MW Day Hollow ground-mount solar project in upstate New York has secured site control. The Company will continue to work to complete the permitting process and secure the necessary financing for the construction of the project.

●	In August 2025, the Company announced its 3.16 MW Honesdale ground-mount solar project in Pennsylvania has secured site control, enabling progression to the interconnection study phase. The Company will continue to work to complete the permitting process and secure the necessary financing for the construction of the project.

6

Management's Discussion and Analysis

●	In August 2025, the Company announced its 5.7 MW North Main St ground-mount solar project, located in upstate New York, has completed its Coordinated Electric System Interconnection Review. The Company will continue to work to complete the permitting process and secure the necessary financing for the construction of the project.

●	In August 2025, the Company announced that Sydney, Brooklyn, and Petpeswick Community Solar projects in Nova Scotia were granted $1.74 million in funding through the Nova Scotia Department of Environment and Climate Changes provided by the Nova Scotia Department of Energy and managed by the Net Zero Atlantic program. These projects are owned by a third party and are being developed by the Company for the third party.

●	In August 2025, the Company announced the installation of its 4.99 MW BESS in Cramahe, Ontario, at the project known as SFF 06.

●	In July 2025, the Company announced that its largest owned-and-operated asset in the U.S.—the Geddes Project in New York State—is now fully operational. Built on a repurposed landfill, the Geddes Project now delivers 3.79 MW of clean, renewable energy — enough to power approximately 450 homes annually — while transforming an underutilized site into a productive asset.

●	In July 2025, the Company announced that its 7.2 MW Hoadley Hill Road ground-mount solar project in upstate New York has officially cleared a key milestone: the Coordinated Electric System Interconnection Review (CESIR).

Results of Operations

The following table outlines our consolidated statements of comprehensive income (loss) for the periods indicated:

(in thousands of Canadian dollars)	Three months ended December 31		Six months ended December 31
	2025	2024 (Restated (1))	2025	2024 (Restated (1))

Revenue	$3,103	$4,122	$22,253	$19,181
Cost of goods sold	3,546	2,584	14,152	13,506
Gross profit (loss)	$(443)	$1,538	$8,101	$5,675
Operating expenses:
Advertising and promotion	77	139	86	587
Professional fees	2,121	597	4,762	1,683
Consulting fees	737	913	2,142	1,848
Depreciation and amortization	33	17	60	42
Salary and wages	418	484	837	908
Share-based compensation	178	43	899	156
Insurance	212	193	520	405
Listing fees	-	13	55	13
Travel and events	103	284	175	342
Repairs and maintenance	52	39	80	79
Other operating expenses	4,665	165	4,917	459
Impairment loss	-	-	-	17,778
Total operating expenses	$8,596	$2,887	$14,533	$24,300
Other income (expense):
Interest income	85	110	175	329
Interest expense	(927)	(819)	(1,740)	(1,665)
Fair value change of derivatives	2	27	68	(986)
Fair value change of warrant liabilities	(360)	-	(258)	-
Fair value change of CVR liabilities	1,610	-	1,068	-
Fair value change of other liabilities due to non-controlling interest holders	(9)	-	(19)	-
Loss on investments		-		(3,385)
Other income (expense)	35	(14)	(55)	78
Net income (loss) before income taxes	$(8,603)	$(2,045)	$(7,193)	$(24,254)
Current tax recovery (expense)	372	71	70	(1,242)
Deferred tax recovery (expense)	520	304	423	(2,663)
Net income (loss) for the period	$(7,711)	$(1,670)	$(6,700)	$(28,159)
Other comprehensive income (loss)	(142)	854	48	680
Comprehensive Income (loss)	$(7,853)	$(816)	$(6,652)	$(27,479)
Income (loss) attributable to:
Shareholders of the Company	(7,700)	(1,519)	(6,700)	(27,975)
Non-controlling interest	(11)	(151)	-	(184)
Income (loss) for the period	$(7,711)	$(1,670)	$(6,700)	$(28,159)
Total comprehensive loss attributable to:
Shareholders of the company	(7,842)	(665)	(6,652)	(27,295)
Non-controlling interest	(11)	(151)	-	(184)
Total comprehensive income (loss)	$(7,853)	$(816)	$(6,652)	$(27,479)

Earnings (loss) per share - basic	(0.21)	(0.05)	(0.18)	(0.91)
Earnings (loss) per share - diluted	(0.21)	(0.05)	(0.18)	(0.91)

(1)	The revenue, costs of goods sold, gross profit, other operating expense, impairment loss, net income (loss) before income taxes, current tax expense, deferred tax expense, net income (loss) for the period, comprehensive Income (loss), income (loss) attributable to shareholders of the company, income (loss) attributable to non-controlling interest and earnings (loss) per share were restated as a result of corrections made to the 2025 comparative. Refer to Note 2(e) of the consolidated interim financial statements for further details and impacts of the restatement.

7

Management's Discussion and Analysis

Review of Operations

Trend

In Fiscal 2026, the Company continues to focus on scaling its business model by growing its pipeline, monetizing its close-to-NTP projects and advancing its EPC projects in the US and continued development activities for projects in both US and Canada. It is expected that the Company’s revenue will resume growing in Fiscal 2026.

Key business highlights and projects updates in Fiscal 2026

Existing projects

The Company classifies its existing projects as those that are currently in the construction phase.

		Size
Name	Location	(MWdc/MWh)	Timeline	Milestone	Current Status
Settling Basins - 1	New York, USA	7	Q3 FY2026	Reach PTO (permission to operate)	EPC project. Construction started in Q2 FY2024. Owned by Honeywell.
Settling Basins - 2	New York, USA	7	Q3 FY2026	Reach PTO (permission to operate)	EPC project. Construction started in Q2 FY2024. Owned by Honeywell.
Settling Basins - 3	New York, USA	7	Q3 FY2026	Reach PTO (permission to operate)	EPC project. Construction started in Q2 FY2024. Owned by Honeywell.
Camillus	New York, USA	3.1	Q3 FY2026	Reach PTO (permission to operate)	EPC project. Construction started in Q4 FY2025. Owned by Solar Advocate.
SFF 06 (BESS)	Ontario, Cananda	Discharge: 4.74 Storage: 18.96	Q3 FY2026	Reach PTO (permission to operate) and secure financing for construction.	IPP project. Construction started in Q3 FY2025
Hardie Rd	New York, USA	6.8	Q4 FY2026	Reach PTO (permission to operate)	EPC project. Construction started in Q4 FY2025. Owned by Qcells.
Rice Road	New York, USA	6.4	Q4 FY2026	Reach PTO (permission to operate)	EPC project. Construction started in Q4 FY2025. Owned by Qcells.

8

Management's Discussion and Analysis

Projects under development

Name	Location	Size (MWDC)	Timeline	Milestone	Expected Cost (in Canadian dollar)	Cost Incurred (in Canadian dollar)	Sources of Funding	Current Status
261 Township (Phase2)	Alberta, Canada	4.2	Q3 FY2026	NTP	200,000	13,900	Equity financing, working capital	Phase 1 construction started in Q1 FY2025 and reached PTO in Q2 FY2026. Interconnection for Phase 2 is being prepared to submit after the interconnection agreement is executed for phase 1 with Fortis.
Gainesville	New York, USA	7	Q3 FY2026	NTP	2,700,000	929,260	Development fee	The project has been sold to Qcells in Q2 FY2025. Construction expected to start in Q3 FY2026 subject to resolution of permitting issues. See “Legal Matters and Contingencies”.
Hwy 28	New York, USA	7	Q3 FY2026	NTP	1,900,000	1,614,236	Development fee	The project has been sold to Qcells in December 2024. Construction expected to start in Q3 FY2026.
NS Projects	Nova Scotia, Canada	31	Q3 FY2026	NTP	900,000	131,617	Service fee	The Company will complete the interconnection project with Nova Scotia Power Inc., lead in-depth engineering studies, and complete the solar design. Construction is expected to begin in Q3 2026. Projects are owned by a third party.
Boyle	New York, USA	5.4	Q3 FY2026	NTP	3,900,000	388,572	Equity financing, working capital	The project has completed its interconnection approval and is now in the permitting stage.
Silver Springs	New York, USA	2.9	Q3 FY2026	NTP	1,300,000	166,678	Equity financing, working capital	The project has completed its interconnection approval and is now in the permitting stage.
Grandview	Pennsylvania, USA	13.8	Q2 FY2027	NTP	2,100,000	9,967	Equity financing, working capital	The project is under interconnection study.
Stauffer	Pennsylvania, USA	7	Q3 FY2026	NTP	1,250,000	2,161	Equity financing, working capital	The Company has secured a lease over the project site and will continue to work to complete the next steps in permitting, interconnection and securing the necessary financing for construction of the project.
North Main	New York, USA	7.2	Q3 FY2026	NTP	1,250,000	341,147	Equity financing, working capital	The project has completed its interconnection approval and is now in the permitting stage.
Skaneateles (Jordan Rd 1&2)	New York, USA	14.4	Q3 FY2026	NTP	2,330,000	2,172,044	Development fee	The project received interconnection approval and is in the final stage of the permitting process. The projects are owned by Solar Advocate.

9

Management's Discussion and Analysis

Viridi Solar and BESS	New York, USA	3.06 MW (Solar) 1.2 MWH (BESS)	Q3 FY2026	NTP	1,500,000	1,261,717	Equity financing, working capital	The project has completed its interconnection approval and is now in the permitting stage.
Hoadley Hill Rd	New York, USA	7.2	Q4 FY2026	NTP	1,900,000	880,210	Equity financing, working capital	The project has completed its interconnection approval and is now in the permitting stage.
Forest Hill Rd	New York, USA	4.584	Q4 FY2026	NTP	1,500,000	130,284	Equity financing, working capital	The project is under interconnection study.
Day Hollow	New York, USA	2.8	Q4 FY2026	NTP	800,000	48,999	Equity financing, working capital	The project is under interconnection study.
903 (BESS)	Ontario, Canada	Discharge: 4.74 Storage: 18.96	Q4 FY2026	NTP	12,001,382	9,656,630	Equity financing, working capital	EPC project. EPC agreement entered Oct. 3, 2023. Debt financing has been secured through RBC. Commencement of construction remains subject to receipt of final permits. There is no certainty that final permits will be received.
OZ-1 (BESS)	Ontario, Canada	Discharge: 4.74 Storage: 18.96	Q4 FY2026	NTP	12,001,382	9,302,578	Equity financing, working capital	EPC project. EPC agreement entered Oct. 3, 2023. Commencement of construction remains subject to receipt of financing and final permits. There is no certainty that financing or final permits will be received. See “Legal Matters and Contingencies”.
Honesdale	Pennsylvania, USA	3.2	Q4 FY2026	NTP	1,100,000	-	Equity financing, working capital	The project is under interconnection study.
Crawford	New York, USA	6.9	Q4 FY2026	NTP	1,900,000	26,521	Equity financing, working capital	The project is under interconnection study.
DMNA	New York, USA	20	Q4 FY2026	NTP	3,934,270	338,203	Equity financing, working capital	The company has executed lease and power purchase agreements with the New York State Division of Military and Naval Affairs for the development of the project. The company will continue to work on permitting, interconnection and securing the necessary financing for construction of the project.

10

Management's Discussion and Analysis

Elmira	New York, USA	2.6	Q3 FY2026	NTP	2,350,000	2,139,138	Development fee	The project received interconnection approval and is in the final stage of the permitting process. The projects are owned by Solar Advocate.
Hemlock Hill	New York, USA	1.76	Q4 FY2026	NTP	900,000	-	Equity financing, working capital	The project is under interconnection study.
NY-Cloverdale Rd	New York, USA	5	Q4 FY2026	NTP	1,500,000	-	Equity financing, working capital	The project is under interconnection study.
Phillips Rd	New York, USA	2.1	Q4 FY2026	NTP	500,000	176,254	Equity financing, working capital	The project is under interconnection study.
Holland Glnwd	New York, USA	5	Q4 FY2026	NTP	1,500,000	-	Equity financing, working capital	The project is under interconnection study.
NY-Sapbush	New York, USA	5	Q4 FY2026	NTP	1,500,000	-	Equity financing, working capital	The project is under interconnection study.

Projects under development comprise (i) projects owned by the Company that have not yet achieved a Notice to Proceed (“NTP”), and (ii) projects that have been divested, but for which the Company has retained the engineering, procurement and construction (“EPC”) agreement and continues to perform development activities on behalf of the purchaser.

The SUNY Project was cancelled in Q2 FY26 due to its utility scale nature and higher cash requirements. In addition, the Oak Orchard Project, Jordan Road Project, Glen Road Project, and Glor Road Project were cancelled in Q2FY26 following management’s determination that the projects were no longer economically viable based on additional study and analysis.

Revenue

The Company’s revenue is mainly from Development fees, EPC services, IPP production and O&M services and other services.

(in thousands of Canadian dollars)	Three Months Ended December 31
	2025	2024 (Restated (1))	Change
Development fees	$-	$2,171	$(2,171)
EPC services	1,845	547	1,298
IPP production	1,258	1,390	(132)
O&M and other services	-	14	(14)
Total revenue	$3,103	$4,122	$(1,019)

(in thousands of Canadian dollars)	Six Months Ended December 31
	2025	2024 (Restated (1))	Change
Development fees	$3,373	$2,171	$1,202
EPC services	13,777	12,325	1,452
IPP production	5,103	4,652	451
O&M and other services	-	33	(33)
Total revenue	$22,253	$19,181	$3,072

(1)	The EPC services and IPP production revenue in previous reported three and six months ended December 31, 2024 were restated as a result of corrections made to the prior year comparative. Refer to Note 2(e) of the consolidated interim financial statements for further details and impacts of the restatement.

11

Management's Discussion and Analysis

Total revenue

Total revenue was $3,103 for the three months ended December 31, 2025, compared to $4,122 in the prior year period, and $22,253 for the six months ended December 31, 2025, compared to $19,181 in the prior year period. The change between periods reflects the timing of development fee revenue, higher EPC services revenue, and changes in IPP production revenue.

Development fees

Development fee revenue was nil for the three months ended December 31, 2025, compared to $2,171 in the prior year period, reflecting the timing of development milestones and recognition of revenue. The Company sold three projects at the end of December 2025, revenue recognition of the approximately US$4,000 development fee was deferred due to the customer’s contractual sell-back right, which remained in effect until February 18, 2026. In early February, the customer confirmed they intend to proceed with the project and will not sell it back to the Company. For the six months ended December 31, 2025, development fee revenue was $3,373, compared to $2,171 in the prior year period, reflecting development activities completed during the period.

EPC services

EPC services revenue was $1,845 and $13,777 for the three and six months ended December 31, 2025, respectively, compared to $547 and $12,325 in the prior year periods. The changes reflect higher construction activity levels and continued project progress during the period.

IPP production

IPP production revenue was $1,258 and $5,103 for the three and six months ended December 31, 2025, respectively, compared to $1,390 and $4,652 in the prior year periods. The changes reflect variability in energy generation output and production timing across certain facilities.

O&M and other services

O&M and other services revenue was nil for the three and six months ended December 31, 2025, compared to $14 and $33, respectively, in the prior year periods, reflecting the absence of O&M activity during the current period.

Cost of goods sold

(in thousands of Canadian dollars)	Three Months Ended December 31
	2025	2024 (Restated (1))	Change
Cost of development fees	$-	$58	$(58)
Cost of EPC services	1,572	399	1,173
Cost of IPP production	1,974	1,985	(11)
Cost of O&M and other services	-	142	(142)
Total cost of goods sold	$3,546	$2,584	$962

(in thousands of Canadian dollars)	Six Months Ended December 31
	2025	2024 (Restated (1))	Change
Cost of development fees	$-	$291	$(291)
Cost of EPC services	10,298	9,177	1,121
Cost of IPP production	3,854	3,849	5
Cost of O&M and other services	-	189	(189)
Total cost of goods sold	$14,152	$13,506	$646

(1)	The cost of EPC services and cost of IPP production in previous reported three and six months ended December 31, 2024 were restated as a result of corrections made to the prior year comparative. Refer to Note 2(e) of the consolidated interim financial statements for further details and impacts of the restatement.

12

Management's Discussion and Analysis

Cost of development fees

Development fee costs were nil for both the three and six months ended December 31, 2025, compared to $58 and $291, respectively, in the prior year periods. No development fees were recognized during the quarter, accordingly, no related cost of sales was recorded. For the six months period, development milestones were achieved and the related costs had been incurred and recognized in prior periods. As a result, development fees recognized during the period generated a 100% gross margin.

Cost of EPC services

EPC services costs increased to $1,572 and $10,298 for the three and six months ended December 31, 2025, respectively, compared to $399 and $9,177 in the prior year periods. The increases were primarily driven by higher construction activity levels and continued project progress during the period. Gross margins on EPC services fluctuated between periods, primarily due to variations in project mix and revenue volume.

Cost of IPP production

IPP production costs were $1,974 and $3,854 for the three and six months ended December 31, 2025, respectively, compared to $1,985 and $3,849 in the prior year periods, and remained relatively stable year over year. The corresponding changes in gross profit and gross margin reflect the fixed nature of IPP operating costs, which consist primarily of plant-level maintenance and operating expenses that do not fluctuate significantly with production volumes. As a result, variations in IPP gross margin between periods are largely attributable to changes in energy generation output and production timing rather than cost structure.

Cost of O&M and other services

O&M and other services costs were nil for both the three and six months ended December 31, 2025, compared to $142 and $189, respectively, in the prior year periods, reflecting the absence of O&M activity during the current period.

Operating expenses

Expenses consist of expenditures related to cost of services provided and costs to develop new projects, as well as corporate business development and administrative expenses.

(in thousands of Canadian dollars)	Three Months Ended December 31
	2025	2024 (Restated (1))	Change
Advertising and promotion	$77	$139	$(62)
Professional fees	2,121	597	1,524
Consulting fees	737	913	(176)
Depreciation and amortization	33	17	16
Salary and wages	418	484	(66)
Share-based compensation	178	43	135
Insurance	212	193	19
Listing fees	-	13	(13)
Travel and events	103	284	(181)
Repairs and maintenance	52	39	13
Other operating expenses	4,665	165	4,500
Impairment loss	-	-	-
Total operating expenses	$8,596	$2,887	$5,709

(in thousands of Canadian dollars)	Six Months Ended December 31
	2025	2024 (Restated (1))	Change
Advertising and promotion	$86	$587	$(501)
Professional fees	4,762	1,683	3,079
Consulting fees	2,142	1,848	294
Depreciation and amortization	60	42	18
Salary and wages	837	908	(71)
Share-based compensation	899	156	743
Insurance	520	405	115
Listing fees	55	13	42
Travel and events	175	342	(167)
Repairs and maintenance	80	79	1
Other operating expenses	4,917	459	4,458
Impairment loss	-	17,778	(17,778)
Total operating expenses	$14,533	$24,300	$(9,767)

(1)	The impairment loss in previous reported three and six months ended December 31, 2024 were restated as a result of corrections made to the prior year comparative. Refer to Note 2(e) of the consolidated interim financial statements for further details and impacts of the restatement.

13

Management's Discussion and Analysis

Advertising and Promotion

Advertising and promotion expenses decreased by $62 and $501 to $77 and $86 for the three and six months ended December 31, 2025, respectively, compared to the prior year periods. The decreases primarily reflect reduced marketing activities following listing-related initiatives undertaken in the prior year.

Professional fees

Professional fees increased by $1,524 and $3,079 to $2,121 and $4,762 for the three and six months ended December 31, 2025, respectively. The increases were primarily due to higher legal, audit, and advisory costs associated with business development activity, financing transactions, and ongoing public company compliance.

Consulting Fees

Consulting fees decreased by $176 to $737 for the three months ended December 31, 2025 and increased by $294 to $2,142 for the six months ended December 31, 2025. The movement were mainly attributable to the engagement of external consultants supporting business integration, development, and strategic initiatives.

Depreciation and Amortization

Depreciation and amortization expense increased by $16 and $18 to $33 and $60 for the three and six months ended December 31, 2025, respectively, primarily due to depreciation of right-of-use assets arising from new leases.

Salary and wages

Salary and wages decreased by $66 and $71 to $418 and $837 for the three and six months ended December 31, 2025, respectively. The decreases reflect workforce optimization and integration efforts following prior-year acquisition activity.

Share-based compensation

Share-based compensation expense increased by $135 and $743 to $178 and $899 for the three and six months ended December 31, 2025, respectively. The increases were primarily due to additional grants and vesting of options and RSUs issued to employees and consultants.

Insurance

Insurance expenses increased by $19 and $115 to $212 and $520 for the three and six months ended December 31, 2025, respectively, primarily reflecting higher premiums and expanded insurance coverage.

Listing Fees

Listing fees decreased by $13 and increased by $42 to nil and $55 for the three and six months ended December 31, 2025, respectively. The change reflects the absence of one-time listing costs in the current quarter and the incurrence of recurring public company listing costs during the year-to-date period.

Travel and Events

Travel and events expenses decreased by $181 and $167 to $103 and $175 for the three and six months ended December 31, 2025, respectively. The decreases reflect reduced travel and in-person activities and continued cost discipline.

Repairs and Maintenance

Repairs and maintenance expenses increased by $13 and $1 to $52 and $80 for the three and six months ended December 31, 2025, respectively, remaining relatively consistent year over year.

14

Management's Discussion and Analysis

Other operating expenses

Other operating expenses increased by $4,500 and $4,458 to $4,665 and $4,917 for the three and six months ended December 31, 2025, respectively. The increase in other operating expenses for the three and six months ended December 31, 2025 was primarily driven by $977 of bad debt expense, $2,283 of inventory write-offs related to project cancellations, and other one-time termination and financing-related costs. Excluding these items, operating expenses remained generally consistent with prior periods, reflecting continued cost discipline across the business.

Impairment loss

No impairment loss was recognized during the three and six months ended December 31, 2025, compared to an impairment loss of $17,778 recognized in the six months ended December 31, 2024.

Other income (expenses):

(in thousands of Canadian dollars)	Three Months Ended December 31
	2025	2024 (Restated (1))	Change
Interest income	$85	$110	$(25)
Interest expense	(927)	(819)	(108)
Fair value change of derivatives	2	27	(25)
Fair value change of warrant liabilities	(360)	-	(360)
Fair value change of CVR liabilities	1,610	-	1,610
Fair value change of other liabilities due to non-controlling interest holders	(9)	-	(9)
Loss on investments	-	-	-
Other income (expenses)	35	(14)	49
Total non - operating expenses	$436	$(696)	$1,132

(in thousands of Canadian dollars)	Six Months Ended December 31
	2025	2024 (Restated (1))	Change
Interest income	$175	$329	$(154)
Interest expense	(1,740)	(1,665)	(75)
Fair value change of derivatives	68	(986)	1,054
Fair value change of warrant liabilities	(258)	-	(258)
Fair value change of CVR liabilities	1,068	-	1,068
Fair value change of other liabilities due to non-controlling interest holders	(19)	-	(19)
Loss on investments	-	(3,385)	3,385
Other income (expenses)	(55)	78	(133)
Total non - operating expenses	$(761)	$(5,629)	$4,868

(1)	The interest expense and other income (expenses) in previous reported three and six months ended December 31, 2024 were restated as a result of corrections made to the prior year comparative. Refer to Note 2(e) of the consolidated interim financial statements for further details and impacts of the restatement.

Interest income

Interest income decreased by $25 and $154 to $85 and $175 for the three and six months ended December 31, 2025, respectively, compared to the prior year periods. The decrease was primarily due to lower average cash balances and short-term investment holdings during the period.

Interest expense

Interest expense increased by $108 and $75 to $927 and $1,740 for the three and six months ended December 31, 2025, respectively, primarily reflecting higher average borrowings and interest accretion.

Fair value change of derivatives

The Company recorded a fair value gain on derivatives of $2 and $68 for the three and six months ended December 31, 2025, respectively, compared to a gain of $27 and a loss of $986 in the prior year periods, representing a favorable change of $25 and $1,054. The change was primarily driven by updated market inputs and valuation assumptions related to interest rate derivatives.

15

Management's Discussion and Analysis

Fair value change of warrant liabilities

The Company recorded a fair value loss of $360 and $258 for the three and six months ended December 31, 2025, respectively, compared to nil in the prior year periods. The losses reflect the remeasurement of warrant liabilities based on changes in valuation inputs, including share price, volatility, and other assumptions.

Fair value change of CVR liabilities

The Company recorded a fair value gain of $1,610 and $1,068 for the three and six months ended December 31, 2025, respectively, compared to nil in the prior year periods. The gains reflect changes in valuation inputs and assumptions applied to the contingent value rights (“CVR”) liabilities.

Fair value change of other liabilities due to non-controlling interest holders

The Company recorded a fair value loss of $9 and $19 for the three and six months ended December 31, 2025, respectively, compared to nil in the prior year periods. The losses reflect the remeasurement of fixed payment obligations to non-controlling interest holders.

Loss on investments

No loss on investments was recorded during the three and six months ended December 31, 2025, compared to a loss of $3,385 recognized in the six months ended December 31, 2024. The prior-year loss related to the remeasurement of the Company’s investment in SFF as part of acquisition accounting.

Other income (expenses)

Other income increased by $49 to $35 for the three months ended December 31, 2025, compared to other expense of $14 in the prior year period. For the six months ended December 31, 2025, other expenses increased by $133 to $55, compared to other income of $78 in the prior year period. The variances were primarily due to foreign exchange movements.

Discussion of Operations

In addition to completed acquisitions and investments made this year, summarized below are the Company’s most significant projects under construction and under development.

Commercial and Industrial Solar Projects

The Company is a turn-key service provider to commercial and industrial customers for them to own BTM solar power plant on-site. The Company can also invest and own the BTM solar projects where local policies allow commercial aggregation and 3rd party ownership.

261 Township

The Company commenced construction on a 1.4 MW DC rooftop solar project in Alberta, Canada as a pilot project for Fiera Real Estate. This project received interconnection approval in December 2023. Construction started in July 2024 and was completed in December 2025.

Community Solar Projects

Community solar refers to local solar PV facilities shared by multiple community subscribers who receive credit on their electricity bills for their share of the power produced. Community solar provides homeowners, renters, and businesses equal access to the economic and environmental benefits of solar energy generation regardless of the physical attributes or ownership of their home or business. Community solar expands access to solar for all, including in particular low-to-moderate income customers most impacted by a lack of access, all while building a stronger, distributed, and more resilient electric grid. Community solar power plants are usually less than seven (7) megawatts (MWdc) of electrical capacity, and it could power about 1,000 homes (the average American household uses approximately 10,000 kWh per year).

Camillus

In March 2025, the Company entered an agreement to sell the Camillus project, a close to NTP community solar project in New York, to Solar Advocate Development LLC and continued to build the project for the owner to commercial operation via an EPC agreement. The EPC agreement has a total value of approximately US$5.91 million. The project is expected to reach PTO in fiscal 2026.

Hardie Rd

In December 2024, the Company entered an agreement to sell the Hardie Rd project, a close to NTP community solar project in New York, to HQCA Energy Solutions, LLC and continued to build the project for the owner to commercial operation via an EPC agreement. The EPC agreement has a total value of approximately US$8.67 million. The project is under construction and expected to reach PTO in fiscal 2026.

16

Management's Discussion and Analysis

Rice Rd

In December 2024, the Company entered an agreement to sell the Rice Rd project, a close to NTP community solar project in New York, to HQCA Energy Solutions, LLC and continued to build the project for the owner to commercial operation via an EPC agreement. The EPC agreement has a total value of approximately US$8.72 million. The project is under construction and expected to reach PTO in fiscal 2026.

Settling Basin

On September 18, 2023 the Company and Honeywell entered into a Membership Interest Purchase Agreement (the “Honeywell MIPA”) and an EPC agreement (the “Honeywell EPC Agreement”) pursuant to which Honeywell acquired the SB-1, SB-2 and SB-3 projects and retained the Company for their construction, with a total transaction value of US$41 million. The Company also expects to retain an operations and maintenance contract for the SB projects following the completion of construction. In April 2024, the Company completed mechanical construction for the three projects. The next step is completion of final electrical work and acceptance testing. The projects are expected to reach PTO in fiscal 2026.

Geddes

On October 2, 2023, the Company announced that it had commenced major construction on the Geddes project developed by the Company in Geddes, New York. The Company intends to own and operate the Geddes project. The Geddes project which has a designed capacity of 3.7 megawatts MW DC is repurposing a closed landfill, addressing two critical challenges: the need for clean energy and the transformation of contaminated sites into valuable assets. The project reached PTO in July 2025. In October 2025, the Company received a non-repayable government grant of US$1.5 million. The project is expected to generate US $2.6 million income tax credit in fiscal 2026.

Utility Solar Farms Projects

A utility-scale solar farm is one which generates solar power and feeds it into the grid, supplying a customer with renewable solar energy. A ‘utility-scale’ solar project is usually defined as such if it is 10 MW or bigger in capacity of energy production. The Company is actively advancing its utility-scale solar farms pipeline of 800 MWdc in New York, Arizona, California, and Nevada in the US, and Nova Scotia in Canada.

Battery Energy Storage Systems (BESS) Projects

The Company won contract awards for three BESS projects in 2023 for the Solar Flow-Through Funds Ltd. (SFF) in June 2023. On October 3, 2023, the Company entered into three EPC agreements for the construction of these three separate BESS projects (the “BESS Projects”), with a total contract value of approximately $38 million. The Projects are owned by SFF and three First Nations communities in Ontario through holding companies.

The BESS Projects were awarded as part of a procurement process with the Ontario IESO known as “E-LT1”. Projects under the E-LT1 are expected to be operational no later than November 30, 2026. Each BESS Project is expected to operate under a long-term contract with guaranteed capacity payments from the IESO, provided all contract obligations are met. The BESS Projects will also earn revenue from the energy and ancillary markets in Ontario. Each has a 4.74 MW discharge capacity with a four-hour duration using lithium-iron-phosphate technology. The Company closed the acquisition of SFF in July 2024 and continues developing or constructing the three projects in fiscal 2026.

See “Overview – Development of the Business – Canada” for additional information on the status of the BESS Projects.

17

Management's Discussion and Analysis

Outlook

Building upon its solid core competencies in full-service development, the Company will deliver an integrated growth solution that has the capacity to generate revenue and grow the business in different revenue streams, that are discussed in this paragraph. For Commercial and Industrial (“C&I”) end users, the Company will extend its expertise in rooftop solar to behind-the-meter (“BTM”) solar and BESS projects, carports, and building-integrated photovoltaics enabling large property management firms and C&I customers like Honeywell to achieve corporate Net-Zero commitments. The Company has been in negotiations with C&I customers to achieve this goal. The Company also intends to extend its success in FIT ground mount solar gardens and Community Solar farms to large Utility Scale solar farms with a targeted size of 100 MWp or more. The Company’s track record in operations, maintenance, and asset management, create a strong foundation for it to become a successful IPP delivering long-term, sustainable, and profitable growth. The Company’s pipeline has been growing in all aspects of what is being discussed above, which is the result of an integrated growth solution.

The Company has an existing development pipeline of solar PV projects that totals approximately 1,166 MW and BESS projects that totals approximately 863 MWh. The Company categorizes its development pipeline into the following three categories: (1) “Under Construction” means the commercial operation date for the project is expected to occur within the next six to twelve months; (2) “Advanced Development” means the project is expected to reach NTP stage within the next six to twelve months; and (3) “Development” means the project is expected to reach NTP stage in greater than twelve months. The existing operational assets and development pipeline is broken down as follows:

(MWdc, MWh)	Total	BESS (MWh)	PV (MW)
Operational	35	-	35
Under Construction	58	20	38
Advanced Development	148	44	104
Development	1,788	799	989
Total	2,029	863	1,166

In 2025 the U.S. President issued and later modified a reciprocal-tariff regime that imposes an additional duty on most imports. These reciprocal tariffs apply in addition to any other trade measures. Separately, the U.S. Department of Commerce (“Commerce”) issued final antidumping and countervailing duty determinations in April to June 2025 on crystalline-silicon photovoltaic cells/modules from Cambodia, Malaysia, Thailand, and Vietnam, resulting in significant cash-deposit requirements for many exporters. Those changes raise landed costs and increase documentation and pricing volatility for solar import supply. To mitigate the impacts, the Company (i) prioritizes U.S. and allied-country supply, (ii) pursues the domestic-content adder for the Investment Tax Credit under the Inflation Reduction Act which provides an additional 10% tax credit for projects that meet U.S. content requirements, enhancing project returns.

In July 2025, the U.S. government enacted The OBBBA which accelerates the phase-out of the Clean Electricity Production Credit (Section 45Y) and the Clean Electricity Investment Credit (Section 48E) for wind and solar. Under IRS Notice 2025-42, a wind or solar facility placed in service after December 31, 2027 is ineligible unless beginning of construction (BOC) occurs by July 4, 2026. OBBBA also introduces new Foreign Entity of Concern (FEOC)-related guardrails; Treasury/IRS have signaled further guidance, and Department of Energy FEOC interpretations remain the baseline for what constitutes FEOC ownership, control, or jurisdiction.

To mitigate the impacts of evolving regulations the Company is to secure eligibility and accelerate cash generation by (i) safe-harboring—establishing beginning of construction (BOC) on or before July 4, 2026 through physical work of a significant nature; (ii) monetizing early—selling projects and leveraging credit transferability to convert tax credits to cash, in order to monetize as many qualifying projects as quickly as possible and recycle capital into additional projects that can achieve BOC; and (iii) ensuring supply-chain compliance and offsets—pre-qualifying FEOC-clean suppliers (BESS cells/modules, inverters, BOS) against DOE FEOC criteria and pursuing the domestic-content bonus using the IRS Notice 2024-41 safe harbor where cost-effective to offset tariff-driven inflation. In addition, BESS projects will remain eligible for tax credits beyond the dates noted above. The Company is growing its pipeline in this area.

The statements noted above are “forward looking statements” and there are several risks associated with the development of the project disclosed and the execution of the Company’s development pipeline. The development of any project is subject to receipt of interconnection approval, required permits, successful award of request for proposal processes, execution of contractual agreements and the continued availability of third-party financing arrangements for the Company and the risks associated with the construction of a solar power project. In addition, governments may revise, reduce or eliminate incentives and policy support schemes for solar power, which could result in future projects no longer being economic. Please refer to “Forward-Looking Statements” for additional discussion of the assumptions and risk factors associated with the statements in this section.

18

Management's Discussion and Analysis

Legal Matters and Contingencies

The Company is subject to the following legal matters and contingencies:

First Claim of Improper Termination of FIT Contracts

On December 2, 2020, a Statement of Claim was filed by a predecessor entity of SFF, parties related through common management and an independent solar project developer (collectively the “First Claim Plaintiffs”) against the Ontario Ministry of Energy, Northern Development and Mines (“MOE”), the IESO, and John Doe (collectively the “First Claim Defendants”). First Claim Plaintiffs seek damages from the First Claim Defendants in the amount of $240 million in lost profits, $17.8 million in development costs, and $50 million in punitive damages for misfeasance of public office, breach of contract, inducing the breach of contract, breach of the duty of good faith and fair dealing, and conspiracy resulting in the wrongful termination of 111 FIT Contracts. This lawsuit is subject to a leave requirement under s. 17 of the Crown Liability and Proceedings Act, 2019. The Statement of Claim proceeded to leave applications for the misfeasance in public office claims as against the MOE on August 28, 2025. A decision from the courts remains outstanding. The claim against the IESO and unnamed defendants are not subject to the s.17 leave provision and will continue regardless of the outcome on the applications. No amounts are recognized in these financial statements with respect to this claim.

Second Claim of Improper Termination of FIT Contracts

On January 29, 2021, a second Statement of Claim was filed by a predecessor entity of SFF, parties related through common management and an independent solar project developer against the MOE and the IESO (collectively the “Second Claim Defendants”). This lawsuit is subject to a leave requirement under s. 17 of the Crown Liability and Proceedings Act, 2019. The Statement of Claim may proceed to leave applications for the misfeasance in public office claims as against the MOE pending the results of the leave application for the First Claim of Improper Termination of FIT Contracts. The claim against the IESO and unnamed defendants are not subject to the s.17 leave provision and may continue regardless of the outcome on the applications. No amounts are recognized in these financial statements with respect to this claim.

328 Passmore Landlord

On September 3, 2020, a fire caused damage to a large portion of the rooftop of the building. Approximately 46% of the system was disconnected as a result of the fire. The landlord delayed significantly in completing the repairs required to allow the reinstallation of the disconnected portion of the system. The landlord completed all required repairs in 2025, and in the fall of 2025 SFF determined that the repaired roof can sustain the reinstalled system. SFF is assessing the economic viability of reinstalling the system, and it has an outstanding claim for damages for lost revenue.

SFF 05 Landlord

The Landlord of SFF 05, Dan Walker refused to give SFF the access to the site for regular maintenance. SFF and Dan Walker attended a court hearing on June 5, 2023. Dan requested that the hearing be adjourned so that he would have more time to retain counsel, and the judge issued a court order so that SFF could access the property on June 9, 2023 for maintenance activities. Since then, SFF counsel has been in correspondence with Dan’s counsel so that SFF could schedule semi-annual maintenance, the most recent of which occurred on October 17, 2023.

Article 78 Lawsuit – Manlius, New York

In June 2022, a group of residents filed an Article 78 lawsuit against the town of Manlius, New York, over a solar panel project on town property that is being developed by PowerBank. The lawsuit was filed challenging the approval of the Manlius landfill. PowerBank is not named in the lawsuit; however, in cooperation with the town, PowerBank is vigorously defending this suit. On October 5, 2022 by decision of the State of New York Supreme Court, the lawsuit was dismissed. However, on October 19, 2022 an appeal was filed by the petitioners in the Appellate Division of the State of New York Supreme Court. On March 15, 2024 the Appellate Division of the State of New York Supreme Court dismissed the appeal. The petitioners no longer have any remaining appeal rights as the timelines for such appeals have now expired. As a result, these lawsuits have definitively ended.

19

Management's Discussion and Analysis

OZ-1 Project

The Company submitted an application to the Municipality of Arran-Elderslie for Site Plan Approval on February 26, 2025, related to the proposed BESS project and made an application for consent to establish a long-term lease on lands where the OZ-1 Project is located (the “OZ-1 Consent”). The application for the OZ-1 Consent was made in the context of Section 50(3) of the Planning Act (Ontario) to permit a lease on the lands where the OZ-1 Project is located for a period longer than 21 years. On July 29, 2025, the County of Bruce provisionally approved Consent Application B-2024-075, subject to seven (7) conditions. Certain conditions are overly broad in scope and application, lack certainty, and are not reasonable. As a result, the Company has appealed the decision on the OZ-1 Consent to the OLT. The OLT hearing occurred on January 30, 2026 and the OZ-1 Consent with revised conditions acceptable to the Company was approved. The Company will now continue with the final permitting process with the County of Bruce. A delay in obtaining the necessary permits means that OZ-1 Project may not be able to commence construction on the originally planned timeline and delaying construction means that achieving commercial operation on or before November 2026 will be delayed. In order to extend the deadline for commercial operation under the E-LT1 contract for the project, the Company has sent the IESO a notice of potential force majeure event due to the delay. The timing of the issuance of the required permits and its impact on project schedule remains uncertain.

903 Project

At a council meeting for the Town of Armour held on January 13, 2026, the council voted against the approval of the OPA/ZBA for the 903 Project due to public opposition. The Company has appealed this decision to the OLT. No hearing date has been scheduled at this time. The timing of any resolution is uncertain. Following OPA/ZBA approval, ProjectCo will still need to obtain Site Plan Approval, Planning Act consent, and a building permit before construction can begin. In order to extend the deadline for commercial operation under the E-LT1 contract for the project, 763 ProjectCo has sent the IESO a notice of potential force majeure event due to the OPA/ZBA delay. The timing of the issuance of the OPA/ZBA and its impact on project schedule remains uncertain.

Gainesville Project

SUNN 1009 LLC (“SUNN 1009”) is the holder of the Gainesville project which is one of the projects that was sold to, and is being developed for, Qcells. As part of the transaction with Qcells, SUNN 1009 was acquired by Qcells. The Town of Gainesville Zoning Board of Appeals (“Gainesville ZBA”) denied SUNN 1009’s area variance application (“Gainesville Application”) to construct a ± 5 megawatt-AC solar energy facility (“Gainesville Project”) on property located in the Town of Gainesville. As result, SUNN 1009 has filed a petition in the Supreme Court, State of New York, County of Wyoming challenging that denial and requesting the court direct the Gainesville ZBA to grant the variances because the denial was arbitrary, capricious, an abuse of discretion, and affected by an error of law. The court has granted the company the first part of its request, confirming that the facilities is to be treated as a public utility. It is expected the rest of the suit will be dealt with in the coming months, but its outcome would not affect the courts initial decision that the variances were wrongly decided. The Town of Gainesville has appealed that decision. The Gainesville Project cannot commence construction until this matter is resolved. The likelihood of success in this action cannot be reasonably predicted.

Summary of Quarterly Results

in thousands except per share amounts	Three months ended
	Dec 31, 2025	Sep 30, 2025	Jun 30, 2025 (1)	Mar 31, 2025(1)	Dec 31, 2024(1)	Sep 30, 2024(1)	Jun 30, 2024	Mar 31, 2024
Revenue	$3,103	$19,150	$17,641	$4,709	$4,122	$15,059	$7,977	$24,075
Income (Loss) for the period	(7,711)	1,011	5,415	(8,372)	(1,670)	(26,489)	(9,097)	3,499
Earnings (loss) per share - basic	(0.21)	0.03	0.16	(0.26)	(0.05)	(0.87)	(0.34)	0.13
Earnings (loss) per share - diluted	$(0.21)	$0.02	$0.13	$(0.26)	$(0.05)	$(0.87)	$(0.34)	$0.09

(1)	The financial results were restated as a result of corrections made to the 2025 comparative. Refer to Note 2(e) of the consolidated interim financial statements for further details and impacts of the restatement.

Quarterly results are subject to variability due to the nature of the Company’s two principal revenue streams, EPC and IPP. EPC revenues are recognized under IFRS 15 based on the stage of completion of construction projects and therefore depend heavily on the specific projects under contract, and their execution schedules. As a result, EPC revenue can be uneven and is often concentrated in quarters when significant construction milestones are achieved, while in other periods revenue may be substantially lower if projects are delayed or have not yet reached the recognition stage. IPP revenues are recurring and tied to the electricity output of operating solar facilities. Significant IPP contributions only began in the first quarter of fiscal 2025 following the acquisition of SFF. From that point onward, IPP revenue has become a more stable and predictable component of results, though it remains inherently seasonal. IPP generation is generally higher in the spring and summer months, when solar irradiance levels are stronger, and lower in the winter months, when daylight hours are shorter and weather conditions less favorable.

20

Management's Discussion and Analysis

Liquidity and Capital Resources

The following table summarizes the Company’s liquidity position:

(in thousands of Canadian dollars)	December 31, 2025	June 30, 2025
Cash	$12,927	$7,624
Working capital(1)	4,396	(1,788)
Total assets	132,816	138,510
Total liabilities	107,952	118,750
Shareholders’ equity	24,864	19,760

(1)	Working capital is a non-IFRS financial measure with no standardized meaning under IFRS, and therefore it may not be comparable to similar measures presented by other issuers. The Company calculates working capital as current assets less current liabilities. For further information and detailed reconciliations of non-IFRS financial measures to the most directly comparable IFRS measures see “Non-IFRS Financial Measures”.

To date, the Company’s operations have been financed from cash flows from operations, debt financing and equity financing. The Company presently has sufficient working capital as assessed based on its reasonable assumptions to continue operation for the next twelve months. The assumptions are based on forecasts related to revenues, expenditures and financing activities.

As it relates to revenues, the main components are revenue from IPP operations, revenue from EPC operations and revenue from development fees for projects that are sold. The Company is able to predict its revenue from IPP operations based on past performance of its existing asset base. The transactions with Qcells, Solar Advocate and current project pipeline allow the Company to reasonably predict its revenue from EPC operation and development fees.

As it relates to operating expenses, the Company is able to forecast its expenses based on historical operations and assumptions about future activities. The Company has estimated operating expenses at an average of approximately 0.82 million per month.

As it relates to financing, the Company has access to equity financing (as disclosed below) and debt financing (as disclosed below). The Company will continue to identify financing opportunities, including equity issuances, in order to provide additional financial flexibility and execute on the Company’s growth plans. While the Company has been successful in raising the necessary funds in the past, there can be no assurance that it can do so in the future.

To assist with potential liquidity needs, on May 8, 2025 the Company filed a final short form base shelf prospectus (the “Shelf Prospectus”) with the securities regulatory authorities in each of the provinces of Canada and a registration statement for the Shelf Prospectus has been filed in the United States with the United States Securities and Exchange Commission. The Shelf Prospectus replaces the Company’s prior final short form base shelf prospectus dated May 2, 2023 which would have expired in June 2025. The Shelf Prospectus will enable the Company to make offerings of up to $200 million of common shares, warrants, subscription receipts, units and share purchase contracts or a combination thereof of the Company from time to time, separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of the offering and as set out in an accompanying prospectus supplement, during the 25-month period that the Shelf Prospectus remains valid.

The nature, size and timing of any such financings (if any) will depend, in part, on the Company’s assessment of its requirements for funding and general market conditions. Unless otherwise specified in the prospectus supplement relating to a particular offering of securities, the net proceeds from any sale of any securities will be used for to advance the Company’s business objectives and for general corporate purposes, including funding ongoing operations or working capital requirements, repaying indebtedness outstanding from time to time, discretionary capital programs and potential future acquisitions. The specific terms of any future offering will be established in a prospectus supplement to the Shelf Prospectus, which supplement will be filed with the applicable Canadian and United States securities regulatory authorities.

21

Management's Discussion and Analysis

On March 24, 2025 the Company closed an equity offering for proceeds of approximately US$8.5 million before deducting fees and other estimated offering expenses. Up to an additional $10.65 million may be funded upon full cash exercise of the warrants issued in the offering. The use of proceeds is shown below.

Use of Proceeds	Initial Estimated Amount (US$)	Cost incurred as of December31, 2025 (US$)	Remaining balance (US$)	Impact of Variances
Completion of construction payments for BESS projects located in Ontario, Canada	1,944,949	1,944,949	-	No variances
Completion of interconnection deposit, and advancement of engineering, permitting, procurement and hiring subcontractors, for 4152 Jordan Rd project located in New York, USA.	3,508,065	846,456	2,661,609	The timeline for the development of this project has been extended
Contractor Cost	501,986	501,986	-	No variances
IR and marketing	1,000,000	1,000,000		No variances
Insurance (D&O and Operational Property Policy Renewal)	700,000	336,148	363,852	Funds not yet expended. No impact expected.
Expenses of the Offering	845,000	845,000	-	No variances
Total	8,500,000	5,474,539	3,025,461

In addition, the Company has entered into an equity distribution agreement (the “Distribution Agreement”) with H.C. Wainwright & Co., LLC (“Wainwright”), Research Capital Corporation (“RCC”), Research Capital USA Inc. (together with Wainwright and RCC, the “Agents”) to establish an at-the-market equity program (the “ATM Program”). The Company may issue up to US$15 million of common shares of the Company (the “ATM Offered Shares”) from treasury under the ATM Program. The ATM Offered Shares will be issued by the Company to the public from time to time, through the Agents, at the Company’s discretion. The ATM Offered Shares sold under the ATM Program, if any, will be sold at the prevailing market price at the time of sale. Since the ATM Offered Shares will be distributed at trading prices prevailing at the time of the sale, prices may vary between purchasers and during the period of distribution. The Company intends to use the net proceeds from any sales of ATM Offered Shares under the ATM Program, if any, to advance the Company’s business objectives and for general corporate purposes, including, without limitation, funding ongoing operations or working capital requirements, repaying indebtedness outstanding from time to time, discretionary capital programs and potential future acquisitions. As of the date of this MD&A the company has issued 7,738,625 Shares for gross proceeds of approximately $13.68 million USD under the ATM Program.

As it relates to debt financing, as disclosed above, the Company has secured a $25.8 million debt facility for two of the three BESS projects and it has assumed it will be able to draw down on this facility. The Company is in discussions with a project finance lender for the financing for the third BESS project and has assumed this will be concluded and financing will be available in the near future. The Company has also secured from Seminole Financial Services, LLC an initial US$2.6 million construction to mini-perm loan for the Geddes Project. Finally, the Company has secured a US$1 million line of credit with M&T Bank that is available to draw down on a revolving basis. On December 30, 2025, the Company entered into the NYGB Loan for an aggregate principal amount of up to US$8 million. The proceeds of the facility are intended to fund interconnection deposits for certain projects. See “Overview - Development of the Business – Recent Developments” for additional details.

The Company’s cash is held in highly liquid accounts. No amounts have been or are invested in asset-backed commercial paper.

The chart below highlights the Company’s cash flows:

(in thousands of Canadian dollars)	December 31, 2025	December 31, 2024 (Restated (1))
Net cash provided by (used in)
Operating activities	$4,998	$(1,093)
Investing activities	(5,117)	(7,666)
Financing activities	5,540	10,113
Net increase (decrease) in cash	5,421	1,354

(1)	The net cash flows from operating activities and used in investing activities and were restated as a result of corrections made to the 2025 comparative. Refer to Note 2(e) of the consolidated interim financial statements for further details and impacts of the restatement.

Cash flow from operating activities

For the six months ended December 31, 2025, net cash provided by operating activities was $4,998, compared to cash used of $1,093 in the same period in the prior year. The improvement was primarily driven by favorable changes in non-cash operating assets and liabilities, which resulted in a net inflow of $5,445 during the current period, compared to an inflow of $501 in the prior year. This was partially offset by interest paid of $1,522 and income taxes paid of $333 during the period.

Cash flow from investing activities

For the six months ended December 31, 2025, net cash used in investing activities was $5,117, compared to $7,666 used in the same period in the prior year. Cash used in investing activities during the current period primarily reflects purchases of construction in progress of $6,626 and an increase in restricted cash of $905, partially offset by proceeds from government grants of $2,024 and proceeds from short-term investments of $390. The prior-year period included cash and restricted cash acquired on the acquisition of SFF of $9,887, which did not recur in the current period.

22

Management's Discussion and Analysis

Cash flow from financing activities

For the six months ended December 31, 2025, net cash provided by financing activities was $5,540, compared to $10,113 provided in the same period in the prior year. Financing cash inflows during the current period were primarily attributable to net proceeds of $9,724 from the issuance of common shares, $205 from the exercise of warrants, and $77 from share-based compensation exercised. These inflows were partially offset by repayments of long-term debt of $2,861, repayments of short-term loans of $2,024, and lease repayments of $507. The prior-year period benefited from higher proceeds from long-term borrowings, which did not recur at the same level during the current period.

Capital Transactions

On December 31, 2025, the Company had 40,437,899 common shares issued and outstanding (December 31, 2024 – 31,067,655). A summary of changes in share capital is presented in the consolidated statements of changes in shareholders’ equity:

	Number of common shares	Share capital
Balance, June 30, 2024	27,191,075	$9,026
Common shares issued, net of costs	86,293	315
Equity warrants exercised	55,000	41
RSU exercised	7,500	23
Share-based compensation	41,707	288
Share-based compensation exercised	110,448	585
Acquisition of Solar Flow-Through Funds (2)	3,575,632	19,950
Balance, December 31, 2024(2)	31,067,655	$30,228

Balance, June 30, 2025	35,433,947	$45,285
Common shares issued, net of costs	3,832,227	9,724
Equity warrants exercised	390,088	100
RSU exercised	170,817	424
Share-based compensation exercised	610,820	839
Balance, December 31, 2025	40,437,899	$56,372

(1)	The Company sold a total of 3,832,227 Common Shares through at-the-market offerings at an average price of $2.52 (US$1.82) per share for gross proceed of $9,673 (US$6,978).
(2)	The share capital were restated as a result of corrections made to the 2025 comparative. Refer to Note 2(e) of the consolidated interim financial statements for further details and impacts of the restatement.

Capital Structure

The Corporation is authorized to issue an unlimited number of common shares. The table below sets out the Company’s outstanding common share and convertible securities as of December 31, 2025 and as of the date of this MD&A:

Security description	December 31, 2025	Date of report
Common shares	40,437,899	46,568,399
Warrants	9,761,997	7,524,487
Stock options	3,149,260	3,139,360
Restricted share units	318,750	284,375
Contingent value rights	2,283,929	2,283,929

The following table reflects the details of warrants issued and outstanding as of the date of this MD&A:

Date granted	Expiry	Exercise price (CAD)	Outstanding warrants
October 3, 2022	June 10, 2027	$0.10	625,000
March 1, 2023	March 1, 2026	$0.75	138,000
March 1, 2023	March 1, 2028	$0.50	4,247,402
March 24, 2025	March 24, 2030	$6.37 (US$ 4.45)	2,394,367
March 24, 2025	March 24, 2030	$6.61 (US$ 4.615)	119,718
			7,524,487
	Weighted average exercise price		$2.44

23

Management's Discussion and Analysis

The following table reflects the details of options issued and outstanding as of the date of this MD&A:

Date granted	Expiry	Exercise price (CAD)	Outstanding options
November 4, 2022	November 4, 2027	$0.75	1,725,000
May 27, 2025	May 27, 2030	$2.20	10,000
June 24, 2025	June 24, 2030	$2.49	14,000
July 30, 2025	July 30, 2030	$1.89	1,375,360
August 21, 2025	August 21, 2030	$3.00	7,500
October 07, 2025	October 07, 2030	$2.59	7,500
			3,139,360

The following table reflects the details of RSUs issued and outstanding as of the date of this MD&A:

Grant date	RSUs granted	RSUs outstanding	Vesting Date
November 4, 2022	500,000	250,000	August 1, 2023
October 8, 2025	137,000	34,375	25% vesting on each of November 8, 2025, December 8, 2025, January 8, 2026 and February 8, 2026

Capital Management

The Company’s objectives in managing liquidity and capital are to safeguard the Company’s ability to continue as a going concern and to provide financial capacity to meet its strategic objectives. The capital structure of the Company consists of the following:

(in thousands of Canadian dollars)	December 31, 2025	June 30, 2025
Long-term debt - non-current portion	$54,470	$53,790
Shareholders’ Equity	$24,864	$19,760

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the strategies employed by the Company may include the issuance or repayment of debt, dividend payments, issuance of equity, or sale of assets. See “Liquidity and Capital Resources” above for a discussion regarding the Company’s working capital position.

No changes have occurred to capital management from the prior year.

Off-Balance Sheet Arrangements

The Company is not a party to any off-balance sheet arrangements or transactions.

24

Management's Discussion and Analysis

Transactions Between Related Parties

As at December 31, 2025, amounts due to directors and other members of KMP were comprised of $75 (June 30, 2025 - $144) included in trade and other payables, $801 included in other long-term liabilities (June 30, 2025 – $861), and $55 (June 30, 2025 – $55) included in trade and other receivables.

The following table summarizes costs incurred or recovered from related parties during the three and six months ended December 31:

	Nature of Relationship	Nature of Transactions	Three months ended December 31,
			2025	2024
Light Voltaic Corporation	Controlled by a director	Consulting services	$136	$165
The Phoenix Trendz Inc.	Controlled by KMP	Consulting services	$63	$63
Art Vancouver	Controlled by a director	Consulting services	$97	$97

	Nature of Relationship	Nature of Transactions	Six months ended December 31,
			2025	2024
Light Voltaic Corporation	Controlled by a director	Consulting services	$272	$368
The Phoenix Trendz Inc.	Controlled by KMP	Consulting services	$180	$156
Art Vancouver	Controlled by a director	Consulting services	$194	$194

Transactions with related parties, are described above, were for services rendered to the Company in the normal course of operations, and were measured based on the consideration established and agreed to by the related parties. Related party transactions are made without stated terms of repayment or interest. The balances with related parties are unsecured and due on demand.

Outstanding balances with related parties are summarized as follows:

	December 31, 2025		June 30, 2025
	Receivable/ (Payable)	Balance Sheet Presentation	Receivable/ (Payable)	Balance Sheet Presentation
Light Voltaic Corporation	$(75)	Trade and other payables	$(144)	Trade and other payables
Wear Wolfin Design	(52)	Other long-term liabilities	(52)	Other long-term liabilities
Berkley Renewables Inc.	(749)	Other long-term liabilities	(809)	Other long-term liabilities
WestKam Gold Corp.	55	Trade and other receivables	55	Trade and other receivables
Total	$(821)		$(950)

Key management compensation

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of members of the Company’s Board of Directors and corporate officers, including the Company’s Chief Executive Officer, Chief Financial Officer, Chief Operating Officer and Chief Administrative Officer.

The remuneration of directors and other members of key management personnel, for the three and six months ended December 31, 2025 and 2024 were as follows:

	Three months ended December 31,
	2025	2024
Salaries and employee benefits	$209	$619
Share-based compensation	$116	$72

	Six months ended December 31,
	2025	2024
Salaries and employee benefits	$512	$1,322
Share-based compensation	$600	$144

Short-term employee benefits include consulting fees and salaries made to key management.

25

Management's Discussion and Analysis

Critical Accounting Estimates and Policies

The preparation of the consolidated financial statements in accordance with IFRS as issued by IASB requires management to make estimates and assumptions that affect the amounts reported on the consolidated financial statements. These critical accounting estimates represent management’s estimates that are uncertain and any changes in these estimates could materially impact the Company’s consolidated financial statements. Management continuously reviews its estimates and assumptions using the most current information available. The Company’s critical accounting policies and estimates are described in Note 3 of the audited consolidated financial statements for the year ended June 30, 2025.

Adoption of new accounting standards

The Company did not adopt any new or amended accounting standards for the current fiscal year.

Accounting standards issued but not yet effective

The IASB has issued the following new and amended standards and interpretations that will become effective in a future year and could have an impact on the consolidated financial statements in future periods. The Company is currently assessing the impact of the following new and amended standards and interpretations.

●	IFRS 18, Presentation and Disclosure in Financial Statements. IFRS 18 replaces IAS 1 and introduces a new structure for the statement of profit or loss, requiring entities to present operating, investing, and financing categories, and enhancing note disclosures. The amendments are effective for annual periods beginning on or after January 1, 2027.
●	IFRS 9 and IFRS 7, Classification and Measurement of Financial Instruments. These amendments clarify the requirements for assessing contractual cash flow characteristics, introduce new disclosure requirements for investments in debt instruments and the derecognition of financial liabilities. The amendments are effective for annual periods beginning on or after January 1, 2026.

Financial Instruments and Other Instruments (Management of Financial Risks)

Fair value

The Company’s financial assets and liabilities carried at fair value are measured and recognized according to a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities and the lowest priority to unobservable inputs. The three levels of fair value hierarchy are as follows:

●	Level 1: Quoted prices in active markets for identical assets or liabilities.
●	Level 2: Inputs other than quoted prices that are observable for the asset or liability.
●	Level 3: Inputs for the asset or liability that are not based on observable market data.

The Company has variable interest rate loans with interest rate swap to effectively hedge the floating rate term loans into fixed rate arrangements by receiving floating rate and paying fixed rate payments. The fair value of the interest rate swap is based on discounting estimate of future floating rate and fixed rate cash flows for the remaining term of the interest rate swap. The fair value estimate is subject to a credit risk adjustment that reflects the credit risk of the Company and of the counterparty. The fair value of the interest rate swap is determined using Level 2 inputs.

The carrying amounts of cash, restricted cash, short-term investments, trade and other receivables, and trade and other payables approximate their fair values due to the short-term maturities of these items.

The carrying amounts of short-term loans, long-term debt, lease liabilities and other liabilities due to non-controlling interest approximate their fair value as management believes the applicable interest rates approximate current market rates for debt with similar terms and security.

Other liabilities due to non-controlling interest represent amounts payable to minority shareholders under contractual arrangements that require fixed or determinable payments. Such obligations meet the definition of a financial liability under IAS 32 Financial Instruments: Presentation, as it creates a contractual obligation to deliver cash irrespective of project performance.

The warrants grant holders the right to acquire common shares of the Company. As the warrants are exercisable at a price denominated in U.S. dollars, the exercise price is not a fixed amount of cash in the Company’s functional currency. Consequently, the warrants do not meet the ‘fixed-for-fixed’ criterion under IAS 32 and are classified as derivative financial liabilities. They are measured at fair value at each reporting date, with changes in fair value recognized in profit or loss. Fair value is determined based on the market value of the underlying common shares at the reporting date.

26

Management's Discussion and Analysis

The fair value of the Company’s embedded derivative instruments related to the CVR liabilities were determined using the income approach, which included certain assumptions about the operating, investing, and financing inputs. In estimating the fair value of the financial liability, the Company uses market-observable data to the extent it is available. As CVR does not have Level 1 inputs, management applies Level 2 or Level 3 inputs, including internally developed models, unobservable assumptions, and other inputs not derived from active market data, to determine the appropriate fair value at the reporting date.

Credit risk

Credit risk is the risk of financial loss associated with the counterparty’s inability to fulfill its payment obligations. The Company has no significant credit risk with its counterparties. The carrying amount of financial assets net of impairment, if any, represents the Company’s maximum exposure to credit risk.

The Company has assessed the creditworthiness of its trade and other receivables and amount determined the credit risk to be low. Receivables from projects are from reputable customers with past working relations with the Company. IPP revenues are due from local government utility with high creditworthiness. Cash and short-term investment have low credit risk as it is held by internationally recognized financial institutions.

Currency risk:

The Company conducts business in Canada and United States and has subsidiaries operating in the same countries. The Company, and its subsidiaries, do not hold significant asset and liabilities denominated in foreign currencies. As a result, the Company has low currency risk.

Concentration risk and economic dependence

The outstanding accounts receivable balance is relatively concentrated with a few large customers representing majority of the value. See table below showing a few customers who account for over 10% of total revenue as well as customers who account for over 10% percentage of outstanding accounts receivable.

Six months ended December 31, 2025	Revenue	% of revenue
Customer A	$4,426	20%
Customer D	$11,878	53%

Six months ended December 31, 2024	Revenue	% of revenue
Customer C	$9,254	64%
Customer B	$2,414	12%
Customer D	$2,495	12%
Customer H	$2,171	11%

Three months ended December 31, 2025	Revenue	% of revenue
Customer A	$441	14%
Customer D	$1,232	40%

Three months ended December 31, 2024	Revenue	% of revenue
Customer B	$627	15%
Customer G	$670	16%
Customer D	$2,171	53%

December 31, 2025	Accounts receivable	% of accounts receivable
Customer A	$1,002	51%

June 30, 2025	Accounts receivable	% of accounts receivable
Customer B	$1,317	15%
Customer C	$1,262	15%
Customer D	$3,156	37%

27

Management's Discussion and Analysis

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due by maintaining adequate reserves, banking facilities, and borrowing facilities. All of the Company’s financial liabilities are subject to normal trade terms.

The following are the remaining contractual obligations as at December 31, 2025:

	Total	Less than 1 year	1 to 2 years	3 to 5 years	More than 5 years
Short-term loans (1)	$3,726	$3,726	$-	$-	$-
Long-term debt (1)	60,187	6,325	6,245	16,645	30,972
Lease liabilities	10,628	1,106	940	916	6,750
Trade and other payable	12,701	12,701	-	-	-
Total	$87,242	$23,858	$7,185	$17,561	$37,722

(1) As at December 31, 2025, the Company did not have any events of default with its short-term loans and long-term debt.

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s long-term loan, obtained from acquisition of OFIT GM, OFIT RT and SFF, have a fixed rate which is achieved by entering into interest rate swap agreement.

The Company held the Geddes Construction Loan which is subject to interest rate risk due to variable rate. A change of 100 basis points in interest rates would have increased or decreased interest amount (added to the loan principal balance) of $7 (December 31, 2024 - $14). Subsequent to December 31, 2025, the Geddes Construction Loan converted into a six-year long term loan with a fixed interest rate in January 2026.

Commitments

At December 31, 2025, the Company had various purchase commitments in the normal course of operations. Below is a summary of the future minimum payments for contractual obligations that are not recognized as liabilities at December 31, 2025.

	Total	Less than one year	1 to 2 years	3 to 5 years	More than 5 years
Purchase obligations	$5,812	$5,812	$-	$-	$-

The Company has contingent liabilities arising from certain contractual arrangements. As at the reporting date, no provision has been recognized, as management does not consider it probable that an outflow of economic resources will be required. The total potential exposure associated with these contingent liabilities is approximately $8.75 million. The amount and timing of any potential outflows are subject to uncertainty and depend on future events and the actions of counterparties. The Company does not expect any reimbursement in respect of these contingent liabilities.

Non-IFRS Financial Measures

The information presented within this MD&A refers to certain non-IFRS financial measures including, Adjusted EBITDA and working capital. These measures are not recognized measures under IFRS and do not have a standardized meaning prescribed by IFRS. These non-IFRS financial measures and non-IFRS ratios are widely reported in the renewable energy industry as benchmarks for performance and are used by management to monitor and evaluate the Company’s operating performance and ability to generate cash. The Company believes that, in addition to financial measures and ratios prepared in accordance with IFRS, certain investors use these non-IFRS financial measures and ratios to evaluate the Company’s performance. However, the measures do not have a standardized meaning under IFRS and may not be comparable to similar financial measures disclosed by other companies. Accordingly, non-IFRS financial measures and non-IFRS ratios should not be considered in isolation or as a substitute for measures and ratios of the Company’s performance prepared in accordance with IFRS.

28

Management's Discussion and Analysis

Non-IFRS financial measures are defined in National Instrument 52-112 – Non-GAAP and Other Financial Measures Disclosure (“NI 52-122”) as a financial measure disclosed that (a) depicts the historical or expected future financial performance, financial position or cash flow of an entity, (b) with respect to its composition, excludes an amount that is included in, or includes an amount that is excluded from, the composition of the most directly comparable financial measure disclosed in the primary financial statements of the entity, (c) is not disclosed in the financial statements of the entity, and (d) is not a ration, fraction, percentage or similar representation.

A non-IFRS ratio is defined by NI 52-112 as a financial measure disclosed that (a) is in the form of a ratio, fraction, percentage, or similar representation, (b) has a non-IFRS financial measure as one or more of its components, and (c) is not disclosed in the financial statements.

Working Capital

Working capital is a non-IFRS measure that is a common measure of liquidity but does not have any standardized meaning. The most directly comparable measure prepared in accordance with IFRS is current assets net of current liabilities. Working capital is calculated by deducting current liabilities from current assets. Working capital should not be considered in isolation or as a substitute from measures prepared in accordance with IFRS. The measure is intended to assist readers in evaluating the Company’s liquidity.

(in thousands of Canadian dollars)	December 31, 2025	June 30, 2025
Current assets	$35,729	$41,281
Current liabilities	31,333	43,118
Working capital	$4,396	$(1,837)

Adjusted EBITDA

Adjusted EBITDA is a non-IFRS financial measure, which excludes the following from net earnings:

●	Income tax (income) expense;

●	Finance costs;

●	Amortization and depreciation;

●	Fair value gain/loss;

●	Unrealized foreign exchange gain/loss;

●	Stock based compensation;

●	Impairment loss;

●	Loss on investments;

●	Non-recurring expense.

Additional information regarding this measure, is provided under the section “Non-IFRS Financial Measures” of this MD&A.

Adjusted EBITDA is a non-IFRS financial measure intended to provide additional information to investors and analysts. Management uses Adjusted EBITDA to evaluate the Company’s operating performance by excluding the impact of non-cash items, non-recurring charges, and other items not considered reflective of ongoing operations. This measure is also used to assess the Company’s ability to generate cash from operations, service debt, and fund growth initiatives. Adjusted EBITDA does not have any standardized meaning under IFRS and should not be considered in isolation or as a substitute for measures of operating performance prepared in accordance with IFRS. It may not be comparable to similar measures presented by other issuers. Other companies may calculate Adjusted EBITDA differently.

(in thousands of Canadian dollars)	Three months ended December 31,		Six months ended December 31,
	2025	2024 (Restated (1))	2025	2024 (Restated (1))
Net income (loss) per financial statements	$(7,711)	$(1,670)	$(6,700)	$(28,159)
Add (Deduct):
Depreciation and amortization	33	17	60	42
Depreciation and amortization included in cost of goods sold	1,388	1,291	2,743	2,534
Interest income	(85)	(110)	(175)	(329)
Interest expense	927	819	1,740	1665
Interest expense included in cost of goods sold	80	234	207	322
Share-based compensation	850	43	1,571	156
Current tax (recovery) expense	(372)	(71)	(70)	1,242
Deferred income tax (recovery) expense	(520)	(304)	(423)	2,663
Fair value change of derivatives	(2)	(27)	(68)	986
Fair value change of warrant liabilities	360	-	258	-
Fair value change of CVR liabilities	(1,610)	-	(1,068)	-
Fair value change of other liabilities due to non controlling interest holders	9	-	19	-
Loss on investments	-	-	-	3,385
Inventory write-offs	2,283	93	2,283	93
Accounts receivable write-offs	933	-	933
Impairment loss	-	-	-	17,778
Finance costs	507	-	507	-
Other non-recurring items	578	-	578	-
Other (income) expense (1)	(35)	14	55	(78)
Adjusted EBITDA	$(2,387)	$329	$2,450	$2,300

(1)	Other (income) expense primarily consist of unrealized foreign exchange gains and losses, along with certain other non-recurring items.

(2)	The financial results were restated as a result of corrections made to the 2025 comparative. Refer to Note 2(e) of the consolidated interim financial statements for further details and impacts of the restatement.

29

Management's Discussion and Analysis

For the three months ended December 31, 2025, Adjusted EBITDA was a loss of $2,387, compared to adjusted EBITDA of $329 in the same period in the prior year, representing a decrease of $2,716. The decrease was primarily driven by the absence of development fee revenue in the quarter, higher professional and consulting expenses incurred to support the Company’s growth and operational activities, and higher share-based compensation. These impacts were partially offset by stable IPP production performance and the exclusion of inventory and accounts receivable write-offs in the calculation of Adjusted EBITDA.

For the six months ended December 31, 2025, adjusted EBITDA was $2,450, compared to $2,300 in the same period in the prior year, representing an improvement of $150. The improvement was primarily driven by development fee revenue recognized during the period, steady contributions from IPP production, and the exclusion of non-recurring inventory and accounts receivable write-offs, partially offset by higher professional and consulting expenses incurred to support expanded development, EPC, and corporate activities.

Disclosure Controls and Internal Controls Over Financial Reporting

Disclosure Controls and Procedures

Management, including the Chief Executive Officer and the Chief Financial Officer, are responsible for the design of the Company’s disclosure controls and procedures in order to provide reasonable assurance that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in the securities legislation.

The Chief Executive Officer and Chief Financial Officer have certified that they have designed disclosure controls and procedures (or caused them to be designed under their supervision). In light of the material weaknesses in internal control over financial reporting described below, management has concluded that the Company’s disclosure controls and procedures were not effective as of December 31December 31, 2025.

Internal Control Over Financial Reporting

The Company maintains a system of internal controls over financial reporting, as defined by National Instrument 52- 109 - Certification of Disclosure in Issuers’ Annual and Interim Filings in order to provide reasonable assurance that assets are safe-guarded and financial information is accurate and reliable and in accordance with IFRS as issued by the IASB. During the period ended December 31, 2025, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

30

Management's Discussion and Analysis

Identified Material Weaknesses

During the year ended June 30, 2025, management assessed the effectiveness of our internal control over financial reporting based on the Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Management concluded that our internal control over financial reporting was not effective due to the following material weaknesses:

1.	The Company does not have a sufficient complement of accounting and reporting personnel with the requisite knowledge and experience. This has weakened the control environment and contributed to inadequately designed or omitted control activities over the financial close and reporting process, including un-timely preparation, analysis, and review of account reconciliations.
2.	The Company does not have adequately formalized processes or sufficient experienced finance personnel to identify, analyze, and account for large or complex transactions. This reflects weaknesses in risk assessment and in review controls over non-routine transactions.
3.	The Company has not retained sufficient documentary or corroborating evidence to demonstrate the consistent and timely performance of control activities. This undermines accountability in the control environment, reduces the reliability of control activities, limits the quality of information and communication, and prevents effective monitoring of whether controls are designed, implemented or operating as intended.

Remediation plan

Management has taken steps to address these material weaknesses and is in the process of developing and implementing a remediation plan to address them and to improve our internal control over financial reporting, which we believe will address their underlying causes. These steps include the following:

a)	Enhanced transaction review procedures — Management has initiated the development of enhanced procedures and controls to improve the identification, analysis, and accounting for large or complex transactions, with external advisors engaged as needed to supplement internal capabilities
b)	ICFR compliance program — Management has initiated a formal ICFR compliance program with the assistance of an external advisor. The gap assessment against the COSO framework is currently underway, and the management will proceed to the next phase of implementing recommended enhancements once the assessment is complete.
c)	Documentation, training, and oversight — Management has begun enhancing its review and oversight processes, including standardizing documentation and retention practices and initiating additional training for control owners. These actions are intended to strengthen consistency, evidence, and timeliness of control performance as the program progresses.
d)	Strengthening finance team capability and expertise - Management is taking steps to enhance the capability and technical expertise of the finance function to support increasing operational complexity.

Limitation of Controls and Procedures

Our management, including the CEO and CFO, does not expect that our disclosure controls and procedures or our internal control over financial reporting will prevent or detect all errors and all fraud. A control system, no matter how well-designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. The design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Further, because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, have been detected. The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Projections of any evaluation of the effectiveness of controls to future periods are subject to risks. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies or procedures.

Risk Factors

Readers are cautioned that the risk factors discussed above in this MD&A are not exhaustive. Readers should also carefully consider the matters discussed under the heading, “Forward Looking Information”, in this MD&A and under the heading, “Risk Factors”, in the Company’s Annual Information Form for the year ended June 30, 2025 and filed on SEDAR+ at www.sedarplus.ca.

31

Management's Discussion and Analysis

Forward-Looking Statements

This MD&A contains forward-looking statements and forward-looking information within the meaning of Canadian and United States securities legislation (collectively, “forward-looking statements”) that relate to the Company’s current expectations and views of future events. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as “will likely result”, “are expected to”, “expects”, “will continue”, “is anticipated”, “anticipates”, “believes”, “estimated”, “intends”, “plans”, “forecast”, ”projection”, “strategy”, “objective” and “outlook”) are not historical facts and may be forward-looking statements and may involve estimates, assumptions and uncertainties which could cause actual results or outcomes to differ materially from those expressed in such forward-looking statements. In particular and without limitation, this MD&A contains forward-looking statements pertaining to the Company’s expectations regarding its industry trends and overall market growth; the Company’s expectations about its liquidity and sufficiency of working capital for the next twelve months of operations; the Company’s growth strategies the expected energy production from the solar power and BESS projects mentioned in this MD&A; the reduction of carbon emissions; the receipt of incentives for the projects; the details of the transaction with Qcells; the details of the CIM Transaction; the timelines and milestones associated with the Company’s development pipeline; the details of the Company’s planned expansion into the data center industry; the expected value of EPC Contracts; and the size of the Company’s development pipeline. No assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this MD&A should not be unduly relied upon. These statements represent only as of the date of this MD&A.

Forward-looking statements are based on certain assumptions and analyses made by the Company in light of the experience and perception of historical trends, current conditions and expected future developments and other factors it believes are appropriate and are subject to risks and uncertainties. In making the forward looking statements included in this MD&A, the Company has made various material assumptions, including but not limited to: obtaining the necessary regulatory approvals; that regulatory requirements will be maintained; general business and economic conditions; the Company’s ability to successfully execute its plans and intentions; the ability to secure a contract with a data center partner; the availability of financing on reasonable terms; the Company’s ability to attract and retain skilled staff; market competition; the products and services offered by the Company’s competitors; that the Company’s current good relationships with its service providers and other third parties will be maintained; and government subsidies and funding for renewable energy will continue as currently contemplated. Although the Company believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect, and the Company cannot assure that actual results will be consistent with these forward-looking statements. Given these risks, uncertainties and assumptions, investors should not place undue reliance on these forward-looking statements.

Whether actual results, performance or achievements will conform to the Company’s expectations and predictions is subject to a number of known and unknown risks, uncertainties, assumptions and other factors, including those listed under “Forward-Looking Statements” and “Risk Factors” in the Company’s Annual Information Form, and other public filings of the Company, which include: the Company may be adversely affected by volatile solar power market and industry conditions; the execution of the Company’s growth strategy depends upon the continued availability of third-party financing arrangements; the Company’s future success depends partly on its ability to expand the pipeline of its energy business in several key markets; governments may revise, reduce or eliminate incentives and policy support schemes for solar and battery storage power; general global economic conditions may have an adverse impact on our operating performance and results of operations; the Company’s project development and construction activities may not be successful; developing and operating solar projects exposes the Company to various risks; the Company faces a number of risks involving Power Purchase Agreements (“PPAs”) and project-level financing arrangements; any changes to the laws, regulations and policies that the Company is subject to may present technical, regulatory and economic barriers to the purchase and use of solar power; the markets in which the Company competes are highly competitive and evolving quickly; an anti-circumvention investigation could adversely affect the Company by potentially raising the prices of key supplies for the construction of solar power projects; foreign exchange rate fluctuations; a change in the Company’s effective tax rate can have a significant adverse impact on its business; seasonal variations in demand linked to construction cycles and weather conditions may influence the Company’s results of operations; the Company may be unable to generate sufficient cash flows or have access to external financing; the Company and CIM may be unable to conclude definitive documentation for the CIM Transaction; the Company may incur substantial additional indebtedness in the future; the Company is subject to risks from supply chain issues; risks related to inflation; unexpected warranty expenses that may not be adequately covered by the Company’s insurance policies; if the Company is unable to attract and retain key personnel, it may not be able to compete effectively in the renewable energy market; there are a limited number of purchasers of utility-scale quantities of electricity; compliance with environmental laws and regulations can be expensive; corporate responsibility may adversely impose additional costs; the future impact of any public health threats; the Company has limited insurance coverage; the Company will be reliant on information technology systems and may be subject to damaging cyberattacks; the Company may become subject to litigation; there is no guarantee on how the Company will use its available funds; the Company will continue to sell securities for cash to fund operations, capital expansion, mergers and acquisitions that will dilute the current shareholders; and future dilution as a result of financings.

The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law. New factors emerge from time to time, and it is not possible for the Company to predict all of them, or assess the impact of each such factor or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement. Any forward-looking statements contained in this MD&A are expressly qualified in their entirety by this cautionary statement.

Approval

The Board of Directors of the Company has approved the disclosure contained in this MD&A.

32